UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 19, 2014

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

19 August 2014
For Announcement to the Market
Name of Companies: BHP Billiton Limited (ABN 49 004 028 077) and
BHP Billiton Plc (Registration No. 3196209)
Report for the year ended 30 June 2014
This statement includes the consolidated results of the BHP Billiton Group, comprising BHP Billiton Limited and BHP Billiton Plc, for the year ended 30 June 2014 compared with the year ended 30 June 2013.
This page and the following 51 pages comprise the year end information given to ASX under Listing Rule 4.3A and released to the market under UK Listing Rule 9.7A. The 2014 BHP Billiton Group annual financial report will be released in September.
The results are prepared in accordance with IFRS and are presented in US dollars.
US$ Million
Revenue up 1.9% to 67,206
Profit attributable to the members of the BHP Billiton Group up 23.2% to 13,832
Net Tangible Asset Backing:
Net tangible assets per fully paid share were US$14.95 as at 30 June 2014, compared with US$13.05 as at 30 June 2013.
Dividends per share:
Final dividend for current period US 62 cents fully franked
(record date 5 September 2014; payment date 23 September 2014)
Final dividend for previous corresponding period US 59 cents fully franked
This statement was approved by the Board of Directors.
Jane McAloon
Group Company Secretary
BHP Billiton Limited and BHP Billiton Plc

NEWS RELEASE

bhpbilliton
resourcing the future

Release Time	IMMEDIATE
Date	19 August 2014
Number	15/14

BHP BILLITON RESULTS FOR THE YEAR ENDED 30 JUNE 2014

- **BHP Billiton reported a record low Total Recordable Injury Frequency of 4.2 per million hours worked and we suffered no fatalities during the period. While this is an encouraging result, our efforts to protect the health and safety of our people will be unrelenting.**
- **A significant improvement in productivity underpinned strong financial performance as Underlying attributable profit[(1)(2)] increased by 10% to US$13.4 billion. We embedded productivity-led volume and cost efficiencies[(3)] of US$2.9 billion, exceeding our target by 61% or US$1.1 billion. This means we have now delivered more than US$6.6 billion of sustainable productivity-led gains over the last two years.**
- **By further improving productivity and reducing our capital and exploration expenditure[(4)] by 32% to US$15.2 billion we delivered a substantial US$8.1 billion increase in free cash flow[(2)], despite weaker commodity prices. As a result, our balance sheet continued to strengthen and we finished the period with net debt[(2)] of US$25.8 billion.**
- **We have also announced plans to create an independent global metals and mining company via a demerger. With a simpler portfolio[(5)], we are targeting at least another US$3.5 billion of productivity-related gains[(6)] by the end of the 2017 financial year.**
- **Capital and exploration expenditure[(4)] is expected to decline to approximately US$14.8 billion in the 2015 financial year and be no more than US$14 billion should the proposed demerger be implemented. By maintaining an internal focus and concentrating investment in our major basins we believe an average rate of return of greater than 20% is achievable for our favoured development options.**
- **With robust volume growth and further productivity gains expected, we remain confident in the outlook for the Group. On this basis, we increased our full-year progressive base dividend by 4% to 121 US cents per share for an Underlying payout ratio[(7)] of 48%. We will seek to steadily increase or at least maintain the dividend per share in US dollar terms at each half-yearly payment following the demerger, implying a higher payout ratio.**
- **We will return excess cash to shareholders in the most efficient way. By ensuring that we start from a position of strength, we will be well placed to implement an enduring program that can be managed in a more consistent and predictable manner.**

Year ended 30 June	2014 US$M	2013 US$M	Change %
Profit from operations (EBIT)	23,412	21,002	11.5%
Attributable profit	13,832	11,223	23.2%
Basic earnings per share (cents)	260.0	210.9	23.3%
Dividend per share (cents)	121.0	116.0	4.3%
Net operating cash flow	25,364	20,154	25.9%
Underlying EBITDA[(1)]	32,359	30,308	6.8%
Underlying EBIT[(1)]	22,861	22,930	(0.3%)
Underlying attributable profit	13,447	12,208	10.1%
Underlying basic earnings per share (cents)[(2)]	252.7	229.4	10.2%
Capital and exploration expenditure (BHP Billiton share)[(4)]	15,181	22,291	(31.9%)

1

News Release
Results for the 2014 financial year
BHP Billiton Chief Executive Officer, Andrew Mackenzie, said: “In the last 12 months we have delivered on our commitments. Our operational performance continued to improve, enabling us to exceed production guidance for a number of our core commodities including iron ore, metallurgical coal and petroleum liquids. Productivity-led volume and cost efficiencies(3) of US$2.9 billion were US$1.1 billion ahead of plan, meaning we have now embedded more than US$6.6 billion of sustainable, annualised productivity-led gains over the last two years.” He added: “BHP Billiton is becoming a simpler, more productive company and the demerger proposal we have announced today is an important step forward. We plan to create an independent global metals and mining company based on a selection of high-quality aluminium, coal, manganese, nickel and silver assets. Separating these businesses via a demerger has the potential to unlock shareholder value by allowing BHP Billiton to improve the productivity of its largest businesses more quickly and by creating a new company specifically designed to enhance the performance of its assets. With a simpler portfolio(5), we are targeting at least another US$3.5 billion of productivity-related gains(6) by the end of the 2017 financial year.
“Our Iron Ore business clearly illustrates this opportunity. At Western Australia Iron Ore, we now expect the debottlenecking of our mines and inner harbour infrastructure to increase our supply-chain capacity to 290 Mtpa (100 per cent basis). The additional 65 Mtpa of capacity is likely to have a capital intensity below US$50 per annual tonne with the improvement in productivity and economies of scale also expected to significantly reduce unit costs. “With robust volume growth and further productivity gains expected, we remain confident in the outlook for the Group. On this basis, we increased our full-year progressive base dividend by four per cent to 121 US cents per share for an Underlying payout ratio of 48 per cent. We will seek to steadily increase or at least maintain the dividend per share in US dollar terms at each half-yearly payment following the demerger, implying a higher payout ratio.” He concluded by saying: “The pace at which our balance sheet strengthens will also depend on external factors, such as commodity prices and foreign exchange rates. As in the past, we will return excess cash to shareholders in the most efficient way. By ensuring that we start from a position of strength, we will be well placed to implement an enduring program that can be managed in a more consistent and predictable manner.”

BHP Billiton Results for the year ended 30 June 2014

Keeping our people and operations safe

Having our people return home safe and well at the end of every working day is central to the success of our organisation. BHP Billiton reported a record low Total Recordable Injury Frequency of 4.2 per million hours worked and we suffered no fatalities during the period. While this is an encouraging result, our efforts to protect the health and safety of our people will be unrelenting.

Proposed demerger will largely complete our simplification process in a single step

BHP Billiton today said it plans to create an independent global metals and mining company based on a selection of its high-quality aluminium, coal, manganese, nickel and silver assets. Separating these businesses via a demerger has the potential to unlock shareholder value by significantly simplifying the Group and creating two portfolios of complementary assets.

Once simplified, BHP Billiton will be almost exclusively focused on its exceptionally large, long-life iron ore, copper, coal, petroleum and potash basins. With fewer assets and a greater upstream focus, the Group will be able to reduce costs and improve the productivity of its largest businesses more quickly. As a result, it is expected to generate stronger growth in free cash flow and a superior return on investment.

Subject to final Board approval to proceed, shareholder approval and the receipt of satisfactory third party approvals, the demerger is expected to be completed in the first half of the 2015 calendar year.

Seeking a continual improvement in operating performance

A significant improvement in productivity underpinned a nine per cent increase in Group production[8] during the 2014 financial year with production records achieved at 12 operations and for four commodities. Western Australia Iron Ore and Queensland Coal production exceeded guidance with both rising by over 20 per cent as we delivered more tonnes from existing infrastructure and growth projects ahead of schedule. At Escondida, an increase in mill throughput and concentrator utilisation offset copper grade decline, while our Onshore US business delivered a 73 per cent increase in petroleum liquids production. We expect to maintain strong momentum and remain on track to generate Group production[8] growth of 16 per cent over the two years to the end of the 2015 financial year.

Focusing on the controllable and targeting at least US$3.5 billion of additional productivity-led gains

Underlying EBITDA increased by seven per cent to US$32.4 billion in the 2014 financial year as productivity-led volume and cost efficiencies[3] of US$2.9 billion were generated during the period. By exceeding this year's productivity target by US$1.1 billion or over 60 per cent, we have now embedded more than US$6.6 billion of sustainable, annualised productivity-related gains[3] over the last two years. With a simpler portfolio[5], we are targeting at least another US$3.5 billion of productivity-related gains[6] by the end of the 2017 financial year.

Productivity gains US$ billion	FY14 actual[3]	FY15-FY17 target[6]
Volume efficiencies	1.0	1.2
Controllable cash cost efficiencies	1.9	2.3
Total	**2.9**	**3.5**

The successful commissioning and ramp-up of our low-risk, brownfield development projects increased Underlying EBIT by a further US$1.9 billion, although this was offset by: uncontrollable factors such as commodity prices and inflation; an increase in our depreciation and amortisation expense; and additional cash and non-cash items including those in the following table. As a result, Underlying EBIT was unchanged for the year at US$22.9 billion.

3

News Release

Additional items	December 2013 half year		2014 financial year	
US$ billion	Underlying EBITDA	Underlying EBIT	Underlying EBITDA	Underlying EBIT
Impairments[(i)]	–	(0.1)	–	(0.8)
Mine site rehabilitation[(ii)]	–	–	(0.3)	(0.3)
Redundancies[(iii)]	–	–	(0.1)	(0.1)
Closure costs[(iv)]	–	–	(0.2)	(0.2)
Other[(v)]	(0.1)	(0.1)	(0.1)	(0.1)
Total	**(0.1)**	**(0.2)**	**(0.7)**	**(1.5)**

(i) Includes impairment charges at Energy Coal South Africa (US$292 million); charges for minor Gulf of Mexico assets (US$184 million); a charge in our Potash business associated with the Port of Vancouver (US) (US$68 million) and other minor charges (US$253 million).

(ii) Represents a US$300 million charge related to the revision of mine site rehabilitation provisions for the Group's North American closed mines.

(iii) Includes redundancies from restructuring programs in Iron Ore (US$63 million), Coal (US$40 million) and Aluminium, Manganese and Nickel (US$40 million).

(iv) Includes costs associated with the closure of the Perseverance underground mine (US$21 million) and the cessation of smelting activities at Bayside (US$135 million).

(v) Includes UK pension plan charges (US$112 million), the profit on sale of Liverpool Bay (US$120 million), the profit on sale of the Energy Coal South Africa Optimum Coal Purchase agreement (US$84 million) and an adjustment to the Browse divestment proceeds (US$143 million charge).

Underlying attributable profit increased by 10 per cent to US$13.4 billion in the 2014 financial year, benefitting from a reduction in the Group's adjusted effective tax rate[(2)] to 32.5 per cent. Attributable profit was US$13.8 billion and included exceptional items of US$385 million (after tax).

Strong growth in free cash flow despite volatile commodity markets

By further improving productivity and reducing our rate of investment we delivered a substantial US$8.1 billion increase in free cash flow, despite weaker commodity prices. In this context, capital and exploration expenditure[(4)] declined by 32 per cent to US$15.2 billion in the period.

As a result, our balance sheet continued to strengthen and we finished the period with net debt of US$25.8 billion for a gearing ratio of 23 per cent. This includes US$757 million of finance leases that were brought to account in the June 2014 half year.

With robust volume growth and further productivity gains expected, we remain confident in the outlook for the Group. On this basis, we have increased our full-year progressive base dividend by four per cent to 121 US cents per share (December 2013 half year: 59 US cents per share; June 2014 half year: 62 US cents per share). This equates to an annual distribution of US$6.4 billion which is comfortably covered by free cash flow. In total, we have now returned US$64 billion in the form of dividends and buy-backs over the last 10 years, equivalent to an Underlying payout ratio of approximately 50 per cent.

A strong balance sheet and selective investment will enable us to grow value and shareholder returns

Capital and exploration expenditure[(4)] is expected to decline to approximately US$14.8 billion in the 2015 financial year and be no more than US$14 billion should the proposed demerger be implemented. Our investment plans will be optimised within this framework to deliver the best results in terms of net present value, internal rate of return, return on capital employed and operating margin.

At the end of the 2014 financial year, the group had eight major projects under development with a combined budget of US$14.1 billion. Beyond our current projects in execution, the Group's opportunity-rich portfolio remains a key point of differentiation and allows us to maintain an internal focus. As we concentrate investment in our major basins, fewer projects will pass through our tollgates and prospective investment returns will rise. We believe that an average rate of return of greater than 20 per cent (ungeared, after tax, nominal dollars) is achievable for our favoured development options.

4

BHP Billiton Results for the year ended 30 June 2014
These growth options and our broader commitment to improve operating performance will underpin the longer-term growth of our progressive base dividend. In this context, we will seek to steadily increase or at least maintain the dividend per share in US dollar terms at each half-yearly payment following the demerger, implying a higher payout ratio.
The pace at which our balance sheet strengthens will also depend on external factors, such as commodity prices and foreign exchange rates. As in the past, we will return excess cash to shareholders in the most efficient way. By ensuring that we start from a position of strength, we will be well placed to implement an enduring program that can be managed in a more consistent and predictable manner.
Outlook
Economic outlook
The global economy grew at a moderate rate in the 2014 financial year. Momentum in the United States, Japan and the United Kingdom was underpinned by central bank monetary policy. Europe’s economy improved marginally, although the recovery was constrained by high levels of unemployment. Emerging markets, including China, experienced a moderate slowdown.
In a relative sense, the Chinese economy continues to grow strongly with signs that it is rebalancing. Consumption continued to be supported by higher household incomes while fixed asset investment softened, led by the property sector, as the central bank restricted access to credit. Rapid credit growth in the non-bank financial sector remained an important concern for policymakers.
We remain confident in the short to medium-term outlook for the Chinese economy. Measured stimulus recently introduced by the government demonstrates their commitment to maintain economic growth above seven per cent. We believe consumption and services will continue to increase in importance, while the market’s role in allocating capital will be enhanced. Greater transparency within the fiscal system is also expected to reshape the relationship between central and local government.
The underlying performance of the United States economy continued to improve despite the significant disruption caused by severe weather in the March 2014 quarter. The curtailment of quantitative easing appears to have had a limited impact on sentiment as a solid increase in demand reflects a stronger labour market, rising disposable incomes, and higher equities and housing prices. Business investment has been a weak link in the recovery so far as companies have responded slowly to better economic conditions, despite higher levels of profitability. An increase in capital spending will be required to sustain the recovery in the medium term.
The Japanese economy has responded strongly to expansionary monetary and fiscal policy over the past year. Investment spending and wages increased as corporate profits benefited from the depreciation of the yen, while an increase in the national sales tax in April had a limited impact on consumption. These factors have increased the potential for faster growth in the short term, although a longer-term, sustainable recovery will be contingent on the scale and speed of structural reform.
With regard to the global economy, stronger United States growth and an associated tightening of monetary policy could result in the rapid outflow of capital from emerging economies. However, developing nations with sound macroeconomic fundamentals would be less likely to experience a severe impact from this transition.
Commodities
Commodity markets were volatile in the second half of the 2014 financial year.
As anticipated, Chinese crude steel production growth decelerated in response to weakness in the construction sector. On average, we expect the ratio of Chinese crude steel production growth to underlying GDP growth to remain below one, although seasonal factors and policy settings will continue to influence short-term output. Global steel demand growth outside of China is likely to accelerate during the remainder of the 2014 calendar year.

News Release
The supply of steelmaking raw materials has grown more quickly than demand. As predicted, lower-cost seaborne iron ore supply is increasingly displacing higher-cost Chinese domestic production. As this trend continues, the cost curve is likely to flatten as high-cost production exits the market. In metallurgical coal, high-cost, uneconomic supply has remained resilient although we do expect to see an increasing number of production cuts, particularly in the United States. Given robust underlying demand growth for premium hard coking coals, pricing for our products is likely to be well supported in the medium and longer term.
Indonesian and Australian exports continue to keep the thermal coal market well supplied, prolonging the weaker pricing environment. While demand from key importing regions remains steady, prices are unlikely to respond unless uneconomic supply exits the market.
In copper, robust demand for refined metal, supply disruptions and a shortage of scrap has ensured that the market remains broadly balanced. We believe the longer-term fundamentals for copper remain compelling as grade decline, rising costs and a scarcity of high-quality future development opportunities are likely to constrain supply. Demand growth, supply disruptions and geopolitical tension have continued to support crude oil prices. We expect prices to remain supported by an increase in demand from non-OECD countries, which has recently outstripped demand from OECD countries.
United States natural gas prices benefited from a cold winter which reduced inventory levels significantly below the five-year average. In the longer term, demand is expected to benefit from increasing industrial use, growth in gas fired power generation and the commencement of LNG exports. Conversely, high inventory levels at Asian utilities, mild summer temperatures and the commissioning of additional supply have led to a decline in Asia-Pacific LNG prices from their February peak.
The nickel price rose sharply during the period as the Indonesian ore export ban took effect in the March 2014 quarter. Demand growth remains robust given rising stainless steel production in China, Europe and the United States.
While aluminium demand growth has been strong, new supply continues to offset the curtailment of high-cost capacity. However, we expect the premia currently being realised in certain regions to remain at elevated levels as warehouse bottlenecks are likely to take some time to be resolved.
In summary, a balanced global economic outlook should provide support for our markets, albeit with more moderate rates of demand growth. In the longer term, wealth creation and urbanisation will remain the primary drivers of commodities demand, although the transition to consumption-led growth in emerging economies should provide particular support for industrial metals, energy and fertilisers.
Projects
BHP Billiton’s development capability was illustrated by the early completion of the WAIO Jimblebar Mine Expansion and Queensland Coal Caval Ridge projects in the 2014 financial year. A further four projects were successfully completed, namely: Macedon; North West Shelf North Rankin B Gas Compression; Samarco Fourth Pellet Plant; and WAIO Port Blending and Rail Yard Facilities. The Newcastle Third Port Stage 3 project achieved mechanical completion while the Cerrejón P40 project delivered first coal. The port expansion associated with the Cerrejón P40 project is currently being commissioned, although operational issues are expected to constrain capacity at approximately 35 Mtpa (100 per cent basis) in the medium term.
At the end of the 2014 financial year, BHP Billiton had eight major projects under development with a combined budget of US$14.1 billion. During the period the Group approved: an investment of US$3.4 billion for the construction of a desalination facility designed to deliver sustainable water supply to Escondida over the long term; a US$2.6 billion investment to finish the excavation and lining of the Jansen Potash project production and service shafts, and to continue the installation of essential surface infrastructure and utilities; and a US$212 million increase to the budget of the Escondida Oxide Leach Area project (OLAP) to US$933 million. While OLAP is now scheduled for completion in the second half of the 2014 calendar year we expect no impact to production.

BHP Billiton Results for the year ended 30 June 2014

BHP Billiton's share of capital and exploration expenditure[4] declined by 32 per cent during the 2014 financial year to US$15.2 billion. Our rate of investment is expected to decline below our investment ceiling in the 2015 financial year with planned capital and exploration expenditure[4] of approximately US$14.8 billion.

	Year ended 30 June 2014 US$M	Year ended 30 June 2013 US$M
Purchases of property, plant and equipment	**15,993**	22,243
Exploration expenditure	**1,010**	1,351
Capital and exploration expenditure (cash basis)	**17,003**	23,594
Add: equity accounted investments	**871**	1,493
Less: capitalised deferred stripping[i]	**(1,421)**	(1,650)
Less: non-controlling interests	**(1,272)**	(1,146)
Capital and exploration expenditure (BHP Billiton share)[ii]	**15,181**	22,291

(i) Includes US$243 million of capitalised deferred stripping attributable to non-controlling interests (June 2013 financial year: US$292 million).

(ii) Represents the share of capital and exploration expenditure attributable to BHP Billiton shareholders on a cash basis. Includes BHP Billiton proportionate share of equity accounted investments; excludes capitalised deferred stripping and non-controlling interests.

Projects completed or delivered first production during the 2014 financial year

Business	Project	Capacity[i]	Capital expenditure[i] US$M		Date of initial production	
			Actual[ii]	Budget	Actual	Target
Petroleum	Macedon (Australia) 71.43% (operator)	200 MMcf/d of gas.	1,200	1,050	Q3 CY13	CY13
	North West Shelf North Rankin B Gas Compression (Australia) 16.67% (non-operator)	2,500 MMcf/d of gas.	721	850	Q4 CY13	CY13
Iron Ore	Samarco Fourth Pellet Plant (Brazil) 50%	Increases Samarco iron ore pellet production capacity by 8.3 Mtpa to 30.5 Mtpa.	1,576	1,750	Q1 CY14	H1 CY14
	WAIO Jimblebar Mine Expansion (Australia) 85%	Increases mining and processing capacity to 35 Mtpa with incremental debottlenecking opportunities to 55 Mtpa.	3,380	3,640[iii] [iv]	Q3 CY13	Q4 CY13[iv]
	WAIO Port Blending and Rail Yard Facilities (Australia) 85%	Optimises resource and enhances efficiency across the WAIO supply chain.	916	1,000[iii] [iv]	Q4 CY13	H2 CY14
Coal	Caval Ridge (Australia) 50%	Greenfield mine development to produce an initial 5.5 Mtpa of export metallurgical coal.	1,706	1,870[iii]	Q2 CY14	CY14
	Newcastle Third Port Project Stage 3 (Australia) 35.5%	Increases total coal terminal capacity from 53 Mtpa to 66 Mtpa.	367	367	Q3 CY13	CY14
	Cerrejón P40 Project (Colombia) 33.3%	Increases saleable thermal coal production by 8 Mtpa to approximately 40 Mtpa.	437	437	Q4 CY13	CY13
			10,303	**10,964**		

7

News Release

Projects in execution at the end of the 2014 financial year

Business	Project	Capacity[i]	Capital expenditure[i] US$M	Date of initial production
			Budget	Target
Petroleum	North West Shelf Greater Western Flank-A (Australia) 16.67% (non-operator)	To maintain LNG plant throughput from the North West Shelf operations.	400	CY16
	Bass Strait Longford Gas Conditioning Plant (Australia) 50% (non-operator)	Designed to process approximately 400 MMcf/d of high CO_2 gas.	520	CY16
Copper	Escondida Oxide Leach Area Project (Chile) 57.5%	New dynamic leaching pad and mineral handling system. Maintains oxide leaching capacity.	933[iv]	H2 CY14[iv]
	Escondida Organic Growth Project 1 (Chile) 57.5%	New concentrator with 152 ktpd capacity.	3,838	H1 CY15
	Escondida Water Supply (Chile) 57.5%	New desalination facility to ensure continued water supply to Escondida.	3,430	CY17
Coal	Hay Point Stage Three Expansion (Australia) 50%	Increases port capacity from 44 Mtpa to 55 Mtpa and reduces storm vulnerability.	1,505[iii][iv]	CY15[iv]
	Appin Area 9 (Australia) 100%	Maintains Illawarra Coal's production capacity with a replacement mining domain and capacity to produce 3.5 Mtpa of metallurgical coal.	845	CY16
			11,471	

Other projects in progress at the end of the 2014 financial year

Business	Project	Scope	Capital expenditure[i] (US$M)
			Budget
Potash	Jansen Potash (Canada) 100%	Investment to finish the excavation and lining of the production and service shafts, and to continue the installation of essential surface infrastructure and utilities.	2,600

(i) Unless noted otherwise, references to capacity are on a 100 per cent basis, references to capital expenditure from subsidiaries are reported on a 100 per cent basis and references to capital expenditure from equity accounted investments and other operations are reported at our equity share.

(ii) Number subject to finalisation.

(iii) Excludes announced pre-commitment funding.

(iv) As per revised budget and schedule.

8

BHP Billiton Results for the year ended 30 June 2014
Income statement
To provide additional clarity into the underlying performance of our operations we present Underlying EBIT, which is a measure used internally. Exceptional items are described on page 12 and the difference between Underlying EBIT and Profit from operations is set out in the following table:
Year ended 30 June 2014 US$M 2013 US$M
Underlying EBIT 22,861 22,930
Exceptional items (before taxation) 551 (1,928)
Profit from operations (EBIT) 23,412 21,002
Underlying EBIT
The following table and commentary describes the approximate impact of the principal factors that affected Underlying EBIT for the 2014 financial year compared with the 2013 financial year:
Underlying EBIT for the year ended 30 June 2013 US$M 22,930
Change in volumes:
Productivity 962
Growth 1,929
2,891
Net price impact:
Change in sales prices (3,396)
Price-linked costs (80)
(3,476)
Change in controllable cash costs:
Operating cash costs 1,524
Exploration and business development 398
1,922
Change in other costs:
Exchange rates 1,760
Inflation (805)
Fuel and energy (46)
Non-cash (2,091)
(1,182)
Asset sales 53
Ceased and sold operations (492)
Other items 215
Underlying EBIT for the year ended 30 June 2014 22,861
The following table reconciles principal factors shown above with the Group’s productivity gains:
2014 US$M
Change in controllable cash costs 1,922
Changes in volumes (productivity) 962
Productivity gains (EBIT) 2,884
Change in capitalised exploration 10
Total productivity gains 2,894

News Release
Volumes
Productivity-led volume efficiencies and the ramp-up of major projects underpinned a nine per cent increase in Group production(8) in the 2014 financial year and an additional US$2.9 billion in Underlying EBIT. WAIO was the major contributor as the ramp-up of the Jimblebar mining hub and a series of productivity initiatives raised the capacity of our integrated supply chain and supported a US$1.8 billion increase in Underlying EBIT. Despite the impact of natural field decline, stronger volumes in our Petroleum business generated an additional US$994 million of Underlying EBIT, reflecting 73 per cent growth in Onshore US liquids volumes and a near doubling of production at Atlantis.
We expect to maintain strong momentum and remain on track to generate Group production(8) growth of 16 per cent over the two years to the end of the 2015 financial year.
Prices
Lower average prices reduced Underlying EBIT by US$3.4 billion in the 2014 financial year.
In metallurgical coal, an increase in seaborne supply and the resilience of higher cost, uneconomic capacity led to a 20 per cent and 14 per cent decline in the average realised price of hard coking coal and weak coking coal, respectively. The average price received for thermal coal also declined by 14 per cent during the period. In total, lower average realised prices in our Coal business reduced Underlying EBIT by US$1.5 billion.
A five per cent decline in the average realised price of copper reflected the near-term rebalancing of the market while the acceleration of low-cost, seaborne iron ore supply growth, predominantly from Australia’s Pilbara region, weighed on prices in the June 2014 half year. In total, lower average realised prices for copper and iron ore reduced Underlying EBIT by US$1.4 billion.
Nickel and aluminium prices rallied towards the end of the 2014 financial year but remained lower on average for the period, reducing Underlying EBIT by a further US$258 million.
The value of diversification was again evident as higher average realised prices for our petroleum products increased Underlying EBIT by US$219 million. In this context, the average price achieved for our natural gas sales book, covering domestic and international markets, increased by 16 per cent.
Price-linked costs decreased Underlying EBIT by US$80 million during the period, primarily reflecting higher royalty charges in our Petroleum and Iron Ore businesses.
Controllable cash costs
A broad-based improvement in productivity underpinned a significant US$1.9 billion reduction in controllable cash costs(3) during the period.
Operating cash costs
The Group’s commitment to further improve the competitive position of its assets delivered tangible results in the 2014 financial year as operating cash costs declined by US$1.5 billion. A general increase in labour and contractor productivity had the greatest impact, increasing Underlying EBIT by US$1.3 billion.
An improvement in equipment productivity increased Underlying EBIT by a further US$268 million as contract stripping activities were further optimised at Queensland Coal. A reduction in consumable costs in our Aluminium, Manganese and Nickel business more than accounted for a US$33 million decrease in Group supply costs.
Exploration and business development
The Group’s exploration expenditure declined by 25 per cent in the 2014 financial year to US$1.0 billion as we sharpened our focus on greenfield copper porphyry targets in Chile and Peru, and high-impact liquids opportunities in the Gulf of Mexico, Western Australia and Trinidad and Tobago. The associated reduction in the Group’s exploration expense increased Underlying EBIT by US$331 million while a further decline in business development expenditure increased Underlying EBIT by US$67 million.

BHP Billiton Results for the year ended 30 June 2014

Other costs

Exchange rates

A stronger US dollar increased Underlying EBIT by US$1.8 billion and included the restatement of monetary items in the balance sheet which reduced Underlying EBIT by US$352 million.

The following exchange rates have been applied:

	Average Year ended 30 June 2014	Average Year ended 30 June 2013	As at 30 June 2014	As at 30 June 2013	As at 30 June 2012
Australian dollar[(i)]	0.92	1.03	0.94	0.92	1.00
Chilean peso	532	479	551	504	510
Colombian peso	1,935	1,814	1,881	1,923	1,807
Brazilian real	2.29	2.04	2.20	2.18	2.08
South African rand	10.39	8.84	10.60	10.00	8.41

(i) Displayed as US$ to A$1 based on common convention.

Inflation

Inflation had an unfavourable impact on all businesses and reduced Underlying EBIT by US$805 million during the 2014 financial year. This was most notable in Australia, Chile and South Africa, which accounted for over 85 per cent of the total variance.

Non-cash

An increase in non-cash charges reduced Underlying EBIT by US$2.1 billion during the period.

A US$631 million increase in the depreciation and amortisation charge at Onshore US reflected the ramp-up of liquids production and the progressive development of our Permian acreage. We continue to expect the depreciation rate in the Permian to normalise at a lower level as reserves are booked and the production rate grows towards 100 Mboe per day over the medium term. The completion and progressive ramp-up of several major projects in our Iron Ore and Coal businesses resulted in an US$871 million increase in the depreciation and amortisation expense during the period.

Depreciation and amortisation expense included the following impairment charges: a US$292 million charge at Energy Coal South Africa; a US$184 million charge related to minor Gulf of Mexico assets; and a US$68 million charge associated with our decision to allow the exclusivity agreement for Terminal 5 at the Port of Vancouver (US) to lapse.

A US$300 million charge related to the revision of mine site rehabilitation provisions for the Group's North American closed mines and a lower capitalisation rate for deferred stripping at Escondida and Pampa Norte also contributed to the increase in non-cash charges.

Asset sales

The divestment of Liverpool Bay more than accounted for the US$53 million increase in Underlying EBIT related to asset sales.

Ceased and sold operations

Underlying EBIT from ceased and sold operations decreased by US$492 million in the 2014 financial year and largely reflected: a US$143 million adjustment to the Browse divestment proceeds; the closure of the Nickel West Leinster Perseverance underground mine in November 2013; and the cessation of aluminium smelting activities at Bayside in June 2014.

11

News Release

Other items

Other items increased Underlying EBIT by US$215 million and largely reflected an increase in margins at our equity accounted investments and an US$84 million profit related to the sale of the Energy Coal South Africa Optimum Coal Purchase agreement. A US$112 million UK pension plan expense in our Petroleum business is also reported in this category.

Net finance costs

Net finance costs of US$1.2 billion were largely unchanged from the prior period.

Taxation expense

The Group's adjusted effective tax rate, which excludes the influence of exchange rate movements, remeasurement of deferred tax assets associated with the Minerals Resource Rent Tax (MRRT) and exceptional items, was 32.5 per cent (30 June 2013: 34.2 per cent). This adjusted effective tax rate is expected to remain in the range of 30 per cent to 34 per cent for the 2015 financial year.

Government imposed royalty arrangements calculated by reference to profits are reported as royalty-related taxation. The MRRT reduced taxation expense by US$238 million in the 2014 financial year (30 June 2013: increase of US$321 million) as royalty-related credits in the Coal business more than offset Iron Ore MRRT expense for the period. This included the remeasurement of deferred tax assets associated with the MRRT which decreased taxation expense by US$170 million in the period (30 June 2013: increase of US$207 million).

Total taxation expense, including royalty-related taxation, exceptional items and exchange rate movements, was US$7.0 billion, representing a statutory effective tax rate of 31.5 per cent (30 June 2013: 35.0 per cent).

Year ended 30 June	2014			2013		
	Profit before tax US$M	Income tax expense US$M	%	Profit before tax US$M	Income tax expense US$M	%
Statutory effective tax rate	**22,236**	**(7,012)**	**31.5%**	**19,726**	**(6,906)**	**35.0%**
Less:						
Exchange rate movements	–	(24)		–	245	
Remeasurement of deferred tax assets associated with the MRRT	–	(170)		–	207	
Exceptional items	(551)	166		1,928	(943)	
Adjusted effective tax rate	**21,685**	**(7,040)**	**32.5%**	**21,654**	**(7,397)**	**34.2%**

Other royalty and excise arrangements which are not profit based are recognised as operating costs within Profit before taxation. These amounted to US$2.8 billion during the period (30 June 2013: US$2.6 billion).

Exceptional items

Year ended 30 June 2014	Gross US$M	Tax US$M	Net US$M
Sale of Pinto Valley	551	(166)	385
	551	**(166)**	**385**

On 11 October 2013, BHP Billiton completed the sale of its Pinto Valley mining operation for a cash consideration of US$653 million, after working capital adjustments. A gain on sale of US$385 million (after tax expense) was recognised in the 2014 financial year.

Cash flows

Net operating cash flows after interest and tax increased by 26 per cent to US$25.4 billion in the 2014 financial year. A US$2.6 billion increase in cash generated from operations (after changes in working capital balances) and a US$2.1 billion decrease in net taxes paid were the major contributors to the strong increase.

12

BHP Billiton Results for the year ended 30 June 2014
Net investing cash outflows decreased by US$2.9 billion to US$15.8 billion during the period. This reflected a US$6.6 billion reduction in capital and exploration expenditure partially offset by a decline in proceeds from asset sales of US$2.9 billion. Expenditure on major growth projects totalled US$13.1 billion, including US$5.6 billion on petroleum projects and US$7.5 billion on minerals projects. Sustaining capital expenditure and other items totalled US$2.9 billion. Exploration expenditure was US$1.0 billion, including US$716 million classified within net operating cash flows.
Net financing cash flows included the proceeds from interest bearing liabilities of US$6.3 billion and contributions from non-controlling interests of US$1.4 billion. Proceeds from interest bearing liabilities included the issuance of a four tranche Global Bond of US$5.0 billion. These inflows were more than offset by debt repayments of US$7.2 billion and dividend payments of US$6.4 billion.
Net debt finished the period at US$25.8 billion, a decrease of US$1.7 billion compared to the net debt position at 30 June 2013.
Dividend
BHP Billiton has a progressive dividend policy. The aim of this policy is to steadily increase or at least maintain our base dividend in US dollars terms at each half-yearly payment. Our Board today determined to pay a final dividend of 62 US cents per share. As a result, our total dividend for the 2014 financial year increases by four per cent to 121 US cents per share. We will seek to steadily increase or at least maintain the dividend per share in US dollar terms at each half-yearly payment following the demerger, implying a higher payout ratio.
The dividend to be paid by BHP Billiton Limited will be fully franked for Australian taxation purposes. Dividends for the BHP Billiton Group are determined in US dollars. However, BHP Billiton Limited dividends are mainly paid in Australian dollars, and BHP Billiton Plc dividends are mainly paid in pounds sterling and South African rand to shareholders on the UK section and the South African section of the register, respectively. Currency conversions will be based on the foreign currency exchange rates on the Record Date, except for the conversion into South African rand, which will take place on the last day to trade (cum dividend) on JSE Limited, being 29 August 2014. Please note that all currency conversion elections must be registered by the Record Date, being 5 September 2014. Any currency conversion elections made after this date will not apply to this dividend.
The timetable in respect of this dividend will be:
Last day to trade cum dividend on JSE Limited (JSE) and currency conversion into rand 29 August 2014
Ex-dividend Date JSE 1 September 2014
Ex-dividend Date Australian Securities Exchange (ASX), London Stock Exchange (LSE) and New York Stock Exchange (NYSE) 3 September 2014
Record Date (including currency conversion and currency election dates, except for rand) 5 September 2014
Payment date 23 September 2014
American Depositary Shares (ADSs) each represent two fully paid ordinary shares and receive dividends accordingly.
BHP Billiton Plc shareholders registered on the South African section of the register will not be able to dematerialise or rematerialise their shareholdings between the dates of 1 September and 5 September 2014 (inclusive), nor will transfers between the UK register and the South African register be permitted between the dates of 29 August and 5 September 2014 (inclusive).
Details of the currency exchange rates applicable for the dividend will be announced to the relevant stock exchanges following conversion and will appear on the Group’s website.

News Release
Debt management and liquidity
During the 2014 financial year, the Group issued a four tranche Global Bond comprising US$500 million Senior Floating Rate Notes due 2016 paying interest at 3 month US Dollar LIBOR plus 25 basis points, US$500 million 2.050 per cent Senior Notes due 2018, US$1.5 billion 3.850 per cent Senior Notes due 2023, and US$2.5 billion 5.000 per cent Senior Notes due 2043.
In February 2014, the Group redeemed all outstanding Petrohawk Energy Corporation 10.5 per cent Senior Notes due August 2014 and 7.875 per cent Senior Notes due June 2015 at the applicable call prices. The aggregate principal value of the notes redeemed was approximately US$1.4 billion.
The Group has a US$6.0 billion commercial paper program backed by a US$6.0 billion revolving credit facility. During the period, the Group’s revolving credit facilities, which consisted of US$1.0 billion expiring in December 2014 and US$5.0 billion expiring in December 2015, were replaced by a US$6.0 billion revolving credit facility. The new facility has a five year maturity with two one-year extension options.
The Group’s balance sheet continued to strengthen during the 2014 financial year, consistent with our commitment to maintain a solid A credit rating. At the end of the period, the Group’s cash and cash equivalents on hand were US$8.8 billion.
Subsequent to the period end, the Group redeemed all outstanding Petrohawk Energy Corporation 7.25 per cent Senior Notes due August 2018 and 6.25 per cent Senior Notes due June 2019 at the applicable call prices. The aggregate principal value of the notes redeemed was approximately US$1.8 billion.
Corporate governance
On 15 April 2014, we announced the appointment of Mr Malcolm Brinded as a Non-executive Director, and a member of the Sustainability Committee, effective from that date. During the year, Carolyn Hewson was appointed to the Remuneration Committee and remains a member of the Risk and Audit Committee. The Remuneration Committee is comprised of Sir John Buchanan, Carlos Cordeiro, Pat Davies, Carolyn Hewson and John Schubert.

BHP Billiton Results for the year ended 30 June 2014

Business summary[i]

The following table provides a summary of the performance of the Businesses for the 2014 financial year and the corresponding period.

Year ended 30 June 2014 US$ million	Revenue[ii]	Underlying EBIT[iii]	Exceptional items	Profit from operations (EBIT)	Net operating assets[iv]	Capital expenditure[v]	Exploration gross[vi]	Exploration to profit[vii]
Petroleum and Potash	14,833	5,287	–	5,287	39,514	6,423	647	544
Copper	13,868	5,080	551	5,631	22,231	3,757	116	116
Iron Ore	21,356	12,102	–	12,102	23,390	2,949	169	56
Coal	9,115	386	–	386	14,300	2,345	34	34
Aluminium, Manganese and Nickel	8,411	307	–	307	9,322	498	44	38
Group and unallocated items[viii]	103	(301)	–	(301)	640	21	–	–
Inter-segment adjustment	(480)	–	–	–	–	–	–	–
BHP Billiton Group	**67,206**	**22,861**	**551**	**23,412**	**109,397**	**15,993**	**1,010**	**788**

Year ended 30 June 2013 (Republished) US$ million	Revenue[ii]	Underlying EBIT[iii]	Exceptional items	Profit from operations (EBIT)	Net operating assets[iv]	Capital expenditure[v]	Exploration gross[vi]	Exploration to profit[vii]
Petroleum and Potash	13,224	5,636	1,273	6,909	37,525	7,675	764	709
Copper	14,537	5,639	355	5,994	20,074	3,930	274	274
Iron Ore	18,593	11,109	(827)	10,282	22,126	5,979	217	74
Coal	9,895	595	(79)	516	13,225	3,626	39	39
Aluminium, Manganese and Nickel	9,278	158	(3,923)	(3,765)	8,809	893	57	53
Group and unallocated items[viii]	501	(207)	1,273	1,066	328	140	–	–
Inter-segment adjustment	(75)	–	–	–	–	–	–	–
BHP Billiton Group	**65,953**	**22,930**	**(1,928)**	**21,002**	**102,087**	**22,243**	**1,351**	**1,149**

(i) Group and business level information is reported on a statutory basis which, in relation to Underlying EBIT, includes net finance costs and taxation associated with equity accounted investments.

(ii) Revenue is based on Group realised prices and includes third party products. Sale of third party products by the Group contributed revenue of US$2,979 million and Underlying EBIT of US$44 million (2013: US$2,886 million and US$127 million).

(iii) Underlying EBIT is defined as earnings before net finance costs, taxation and any exceptional items. Underlying EBIT is reported net of net finance costs of US$90 million and taxation of US$438 million associated with equity accounted investments (2013: net finance costs of US$24 million and taxation of US$616 million). Underlying EBITDA, as reported within each business, is Underlying EBIT before depreciation, impairments and amortisation (D&A).

(iv) Net operating assets represents operating assets net of operating liabilities including the carrying value of equity accounted investments and predominantly excludes cash balances, interest bearing liabilities and deferred tax balances. The carrying value of investments accounted for using the equity accounted method represents the balance of the Group's investment in equity accounted investments, with no adjustment for any cash balances, interest bearing liabilities and deferred tax balances of the associate.

(v) Capital expenditure is presented on a cash basis and excludes capitalised interest and capitalised exploration. Capital expenditure in aggregate comprises US$13,130 million growth and US$2,863 million other (2013: US$18,678 million growth and US$3,565 million other). Comparative period capital expenditure was previously reported on an accruals basis and has been restated on a cash basis.

(vi) Includes US$294 million capitalised exploration (2013: US$304 million).

(vii) Includes US$72 million exploration expenditure previously capitalised, written off as impaired (included in depreciation and amortisation) (2013: US$102 million).

(viii) Includes the Group's diamonds business (divested effective 10 April 2013), interest in titanium minerals (divested effective 3 September 2012), non-Potash corporate costs incurred by the former Diamonds and Specialty Products business, consolidation adjustments, unallocated items and external sales of freight and fuel via the Group's transport and logistics operations.

15

News Release

Petroleum and Potash

Total petroleum production increased by four per cent in the 2014 financial year to 246 MMboe. A 16 MMboe increase in liquids production was underpinned by a 73 per cent increase in Onshore US liquids volumes and a near doubling of production at Atlantis. Natural gas volumes declined by four per cent as the delivery of first gas from Macedon partially offset lower demand at Bass Strait and natural field decline at Haynesville. Petroleum production[9] is forecast to increase by five per cent in the 2015 financial year to 255 MMboe with another 16 MMboe increase in total liquids production projected. Conventional volumes for the 2015 financial year are forecast to remain broadly unchanged, consistent with prior guidance.

Total petroleum production (MMboe)		Total
2014 financial year		**246**
Less: divested assets	(3)	
Adjusted 2014 financial year		**243**
Forecast change in liquids volumes	16	
Forecast change in gas volumes	(4)	
2015 financial year		**255**

The average realised price of natural gas across our portfolio increased by 16 per cent to US$4.35 per Mscf and was the major contributor to the US$113 million price-related increase in Underlying EBIT during the period, net of price-linked costs. This included a 25 per cent increase in the average realised price of US natural gas to US$4.10 per Mscf. These gains were partially offset by a four per cent decline in the average realised price of oil to US$102 per bbl, a one per cent decline in the average realised price of LNG to US$14.67 per Mscf and a seven per cent decline in the average realised price of natural gas liquids (NGL) to US$42.28 per boe.

Underlying EBIT for Petroleum decreased by US$115 million to US$5.9 billion in the 2014 financial year. Volumes contributed an additional US$994 million to Underlying EBIT, although this was partially offset by an increase in depreciation and amortisation expense at Onshore US that reflected the ramp-up of liquids production and the progressive development of our Permian acreage. We continue to expect the depreciation rate in the Permian to normalise at a lower level as reserves are booked and the production rate grows towards 100 Mboe per day over the medium term. In this regard, our position in our focus area of the Permian increased by 25 per cent in the period to 74 thousand net acres.

Additional charges were also recognised during the period, including: a US$184 million impairment of minor Gulf of Mexico assets; a US$143 million adjustment to the Browse divestment proceeds; and a US$112 million UK pension plan expense. The Group also incurred a charge of US$135 million for underutilised gas pipeline capacity, primarily in the Haynesville. As we continue to prioritise the development of our liquids-rich acreage we expect a further US$170 million of underutilised gas pipeline capacity charges in the 2015 financial year, before they decline substantially in the 2016 financial year.

Onshore US Underlying EBITDA increased by more than 60 per cent in the June 2014 half year to US$1.4 billion. As a result, Onshore US was profitable during this period, generating Underlying EBIT of US$284 million on an annualised basis. This included costs associated with early stage exploration in the Pearsall and the aforementioned underutilised gas pipeline capacity charges. A six per cent reduction in unit costs contributed to this strong improvement in financial performance. With a 17 MMboe increase in liquids production and further improvements in productivity anticipated, we remain confident that Onshore US will be strongly EBIT positive in the 2015 financial year.

In the 2014 financial year, approximately 75 per cent of Onshore US drilling and development expenditure of US$4.2 billion was invested in the Eagle Ford, with the majority focused on our Black Hawk acreage. The repetitive, manufacturing-like nature of shale development is ideally suited to our productivity agenda and we are delivering strong results. Drilling costs in the Black Hawk declined by 16 per cent to US$4.2 million per well during the period while spud to sales timing improved by 21 per cent.

16

BHP Billiton Results for the year ended 30 June 2014

Of the 24 operated drilling rigs in action at the end of the period (30 June 2013: 40), 17 were in the Eagle Ford (30 June 2013: 31), four were in the Permian (30 June 2013: four), three were in the Haynesville (30 June 2013: four), while no rigs were in the Fayetteville (30 June 2013: one).

A total of 138 net wells were put online in our prolific Black Hawk acreage during the period (2013 financial year: 66 net wells) with an average 30-day initial production rate of 1,140 boe per day. An average one-year cumulative production rate per well of 208 Mboe for the wells put online in the 2013 financial year reflected advances in completions optimisation and the benefit of restricting initial flow rates. At the end of the period we had 284 net producing wells in the Black Hawk with an average rate of 82.4 Mboe per day achieved in the June 2014 quarter (43.0 Mboe per day in the June 2013 quarter).

Onshore US 2014 financial year (2013 financial year)		Liquids focused areas (Eagle Ford and Permian)	Gas focused areas (Haynesville and Fayetteville)	Total
Capital expenditure	US$ billion	3.6 (3.8)	0.6 (0.9)	4.2 (4.7)
Production	MMboe	51.9 (33.4)	56.2 (65.8)	108.1 (99.2)
Production mix	Natural gas	36% (42%)	100% (100%)	69% (80%)
	Natural gas liquids	22% (23%)	– (–)	11% (8%)
	Crude and condensate	42% (35%)	– (–)	20% (12%)

Petroleum capital expenditure of approximately US$5.6 billion is planned in the 2015 financial year. In our Onshore US business we will continue to prioritise investment in the liquids-rich Eagle Ford and Permian with up to 120 net wells expected to be put online in the Black Hawk. In our Conventional business, we will remain focused on high-return infill drilling opportunities in the Gulf of Mexico and life extension projects at Bass Strait and North West Shelf.

Petroleum exploration expenditure for 2014 financial year was US$600 million, of which US$369 million was expensed. During the period, BHP Billiton signed a production sharing contract for Block 23b (60 per cent interest and operator) and farmed into Blocks 23a and 14 (70 per cent interest and operator) in Trinidad and Tobago. A US$750 million exploration program, largely focused on the Gulf of Mexico, Western Australia and the collection of seismic data in Trinidad and Tobago is planned for the 2015 financial year.

During the period, BHP Billiton completed the divestment of its 46.1 per cent interest in Liverpool Bay and its South Midland acreage in the Permian basin, Onshore US. Combined proceeds of US$182 million were realised (before customary adjustments) and a gain on sale of US$116 million was recognised in Underlying EBIT.

Potash recorded an Underlying EBIT loss of US$583 million. This included: a US$68 million impairment associated with our decision to allow the exclusivity agreement for Terminal 5 at the Port of Vancouver (US) to lapse; and a US$300 million charge related to the revision of mine site rehabilitation provisions for the Group's North American closed mines, which are managed by our Potash business. These charges were partially offset by a US$42 million reduction in exploration expense.

On 20 August 2013, BHP Billiton announced an additional investment of US$2.6 billion to finish the excavation and lining of the Jansen Potash project production and service shafts, and to continue the installation of essential surface infrastructure and utilities. The overall project was 30 per cent complete at the end of the period with significant progress made on surface infrastructure and shaft excavation continuing.

17

News Release

Financial information for the Petroleum and Potash business for the 2014 and 2013 financial years is presented below.

Year ended 30 June 2014 US$ million	Revenue[(i)(ii)]	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure[(iii)]	Exploration gross[(iv)]	Exploration to profit[(v)]
Bass Strait	1,885	1,555	132	1,423	2,864	259		
North West Shelf[(vi)]	2,432	1,599	175	1,424	1,691	193		
Atlantis	1,535	1,407	335	1,072	2,272	409		
Shenzi	1,430	1,281	243	1,038	1,598	306		
Mad Dog	217	171	16	155	461	83		
Onshore US	4,264	2,270	2,426	(156)	26,945	4,226		
Algeria	465	396	30	366	104	19		
UK[(vii)]	155	70	52	18	(38)	15		
Exploration	–	(369)	113	(482)	464	–		
Other[(viii)(ix)]	2,027	1,744	735	1,009	1,907	369		
Total Petroleum	**14,410**	**10,124**	**4,257**	**5,867**	**38,268**	**5,879**	**600**	**497**
Potash	–	(211)	74	(285)	2,255	544	47	47
Other[(x)]	–	(298)	–	(298)	(1,009)	–	–	–
Total Petroleum and Potash from Group production	**14,410**	**9,615**	**4,331**	**5,284**	**39,514**	**6,423**	**647**	**544**
Third party products	437	3	–	3	–	–		
Total Petroleum and Potash	**14,847**	**9,618**	**4,331**	**5,287**	**39,514**	**6,423**	**647**	**544**
Statutory adjustments[(xi)]	(14)	(3)	(3)	–	–	–	–	–
Total Petroleum and Potash statutory result	**14,833**	**9,615**	**4,328**	**5,287**	**39,514**	**6,423**	**647**	**544**

Year ended 30 June 2013 (Republished) US$ million	Revenue[(i)(ii)]	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure[(iii)]	Exploration gross[(iv)]	Exploration to profit[(v)]
Bass Strait	1,921	1,564	119	1,445	2,834	526		
North West Shelf	2,578	1,913	234	1,679	1,880	221		
Atlantis	853	710	147	563	2,166	419		
Shenzi	1,614	1,519	283	1,236	1,524	289		
Mad Dog	276	233	98	135	420	89		
Onshore US	2,987	1,508	1,795	(287)	25,019	4,699		
Algeria	533	460	18	442	90	22		
UK	244	95	46	49	45	8		
Exploration	–	(522)	230	(752)	529	–		
Other[(viii)(ix)]	2,032	1,746	282	1,464	1,973	794		
Total Petroleum	**13,038**	**9,226**	**3,252**	**5,974**	**36,480**	**7,067**	**675**	**620**
Potash	–	(309)	25	(334)	1,758	608	89	89
Other[(x)]	18	(15)	–	(15)	(713)	–	–	–
Total Petroleum and Potash from Group production	**13,056**	**8,902**	**3,277**	**5,625**	**37,525**	**7,675**	**764**	**709**
Third party products	175	11	–	11	–	–		
Total Petroleum and Potash	**13,231**	**8,913**	**3,277**	**5,636**	**37,525**	**7,675**	**764**	**709**
Statutory adjustments[(xi)]	(7)	(3)	(3)	–	–	–	–	–
Total Petroleum and Potash statutory result	**13,224**	**8,910**	**3,274**	**5,636**	**37,525**	**7,675**	**764**	**709**

(i) Petroleum revenue from Group production includes: crude oil US$8,645 million (2013: US$7,604 million), natural gas US$3,119 million (2013: US$2,842 million), LNG US$1,614 million (2013: US$1,686 million), NGL US$916 million (2013: US$823 million) and other US$102 million (2013: US$76 million).

(ii) Includes inter-segment revenue of US$262 million (2013: US$ nil).

(iii) Capital expenditure in aggregate comprises Petroleum US$5,600 million growth and US$279 million other (2013: US$6,883 million growth and US$184 million other) and Potash US$533 million growth and US$11 million other (2013: US$597 million growth and US$11 million other).

(iv) Includes US$231 million of Petroleum capitalised exploration (2013: US$153 million).

(v) Includes US$128 million of Petroleum exploration expenditure previously capitalised, written off as impaired (included in depreciation and amortisation) (2013: US$98 million).

18

BHP Billiton Results for the year ended 30 June 2014
(vi) Includes an expense of US$143 million incurred in May 2014 related to the purchase price adjustment for the Browse asset sale completed in the 2013 financial year.
(vii) Includes an expense of US$112 million incurred in November 2013 related to the closure of the UK pension plan. Also includes a gain of US$120 million related to the sale of the Liverpool Bay asset in March 2014.
(viii) Includes Macedon, Pyrenees, Stybarrow, Neptune, Minerva, Angostura, Genesis, Pakistan, divisional activities, business development and ceased and sold operations. Also includes the Caesar oil pipeline and the Cleopatra gas pipeline which are equity accounted investments and are reported on a proportionate consolidation basis (with the exception of net operating assets).
(ix) Includes an unrealised gain of US$74 million related to Angostura embedded derivative (2013: US$84 million unrealised loss).
(x) Includes closed mining and smelting operations in Canada and the United States.
(xi) Includes statutory adjustments for the Caesar oil pipeline and the Cleopatra gas pipeline to reconcile the proportionately consolidated business total to the statutory result.

News Release
Copper
Total copper production increased by two per cent in the 2014 financial year to 1.7 Mt, as planned. Escondida copper production increased by two per cent to 1.2 Mt as an improvement in mill throughput and concentrator utilisation offset declining ore grades. Record mining rates at Olympic Dam underpinned an 11 per cent increase in copper production to 184 kt while Pampa Norte copper production of 233 kt was unchanged from the prior period. Antamina achieved record annual mill throughput and copper production in the 2014 financial year.
Total copper production(9) is forecast to increase by five per cent in the 2015 financial year to 1.8 Mt. With further improvements in productivity anticipated, Escondida is on track to produce approximately 1.27 Mt of copper in the period. Copper volumes at Pampa Norte and Olympic Dam are expected to remain at a similar level to the 2014 financial year while lower average copper grades are expected to lead to a reduction in copper production at Antamina in the 2015 financial year, consistent with the mine plan.
Lower average realised prices reduced Underlying EBIT by US$947 million, net of price-linked costs. A five per cent decline in the average realised price of copper to US$3.22 per pound was the major contributor. In contrast, a stronger US dollar against the Chilean peso and Australian dollar increased Underlying EBIT by US$359 million. Underlying EBIT for the 2014 financial year decreased by US$559 million to US$5.1 billion. Unit cash costs at our operated copper assets declined by six per cent during the 2014 financial year despite the impact of a nine per cent reduction in ore grades at Escondida. In this context, productivity-led cost efficiencies increased Underlying EBIT by US$190 million and reflected insourcing initiatives and the broader optimisation of contractor activities across the business. A reduction in exploration and business development expenditure increased Underlying EBIT by a further US$217 million as the Group sharpened its focus on greenfield copper porphyry targets in Chile and Peru. In contrast, an increase in non-cash charges reflected a lower capitalisation rate for deferred stripping at Escondida and Pampa Norte, and a general increase in depreciation and amortisation, and reduced Underlying EBIT by US$337 million during the period.
At 30 June 2014, the Group had 350 kt of outstanding copper sales that were revalued at a weighted average price of US$3.19 per pound. The final price of these sales will be determined in the 2015 financial year. In addition, 386 kt of copper sales from the 2013 financial year were subject to a finalisation adjustment in 2014. These provisional pricing and finalisation adjustments increased Underlying EBIT by US$73 million in the 2014 financial year (2013 financial year: US$303 million decrease; December 2013 half year: US$196 million increase).
During the period, we completed the sale of the Pinto Valley mining operation and the associated San Manuel Arizona Railroad Company to Capstone Mining Corporation for US$653 million, after working capital adjustments. A gain on sale of US$385 million (after tax) was recognised in the 2014 financial year and was reported as an exceptional item.
In July 2013, we announced an investment of US$3.4 billion to construct a desalination facility which will deliver sustainable water supply to Escondida over the long term. A US$212 million increase to the budget of the Escondida Oxide Leach Area project to US$933 million was also approved during the period. The project is now scheduled for completion in the second half of the 2014 calendar year. The commissioning of Organic Growth Project 1, which remains on schedule to commence in the June 2015 quarter, will create 152 kt per day of valuable copper concentrator capacity. The Escondida Oxide Leach Area project and Organic Growth Project 1 are expected to maintain Escondida’s copper production at an elevated level.
In July 2014, we lodged an application for assessment by the Australian and South Australian Governments to construct and operate a demonstration plant on the existing mining lease at Olympic Dam. This process would enable heap leaching trials to progress to the next phase as part of our efforts to identify an alternative, less capital intensive process for extracting metals from ore mined underground. Should government and Board approvals be granted, construction of the demonstration plant is expected to commence in the second half of the 2015 calendar year. A trial period of 36 months is envisaged, commencing in late 2016.

BHP Billiton Results for the year ended 30 June 2014

Financial information for the Copper business for the 2014 and 2013 financial years is presented below.

Year ended 30 June 2014 US$ million	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure[i]	Exploration gross	Exploration to profit
Escondida[ii]	8,085	4,754	760	3,994	11,779	3,186		
Pampa Norte[iii]	1,796	785	429	356	2,575	336		
Antamina[iv]	1,261	818	84	734	1,341	262		
Cannington	1,079	459	47	412	234	60		
Olympic Dam	1,777	299	265	34	6,320	167		
Other[iv][v]	101	(193)	7	(200)	(18)	13		
Total Copper from Group production	**14,099**	**6,922**	**1,592**	**5,330**	**22,231**	**4,024**		
Third party products	1,030	8	–	8	–	–		
Total Copper	**15,129**	**6,930**	**1,592**	**5,338**	**22,231**	**4,024**	**118**	**118**
Statutory adjustments[vi]	(1,261)	(344)	(86)	(258)	–	(267)	(2)	(2)
Total Copper statutory result	**13,868**	**6,586**	**1,506**	**5,080**	**22,231**	**3,757**	**116**	**116**

Year ended 30 June 2013 (Republished) US$ million	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure[i]	Exploration gross	Exploration to profit
Escondida[ii]	8,596	5,175	649	4,526	9,450	2,859		
Pampa Norte[iii]	1,913	841	291	550	2,643	348		
Antamina[iv]	1,295	901	80	821	1,311	326		
Cannington	1,365	646	40	606	206	39		
Olympic Dam	1,873	245	249	(4)	6,418	399		
Other[iv][v]	90	(554)	19	(573)	46	289		
Total Copper from Group production	**15,132**	**7,254**	**1,328**	**5,926**	**20,074**	**4,260**		
Third party products	700	3	–	3	–	–		
Total Copper	**15,832**	**7,257**	**1,328**	**5,929**	**20,074**	**4,260**	**277**	**277**
Statutory adjustments[vi]	(1,295)	(372)	(82)	(290)	–	(330)	(3)	(3)
Total Copper statutory result	**14,537**	**6,885**	**1,246**	**5,639**	**20,074**	**3,930**	**274**	**274**

(i) Capital expenditure in aggregate comprises US$2,629 million growth and US$1,128 million other (2013: US$2,167 million growth and US$1,763 million other).

(ii) Escondida is consolidated under IFRS 10 and reported on a 100 per cent basis.

(iii) Includes Spence and Cerro Colorado.

(iv) Antamina and Resolution are equity accounted investments and are reported on a proportionate consolidation basis (with the exception of net operating assets).

(v) Predominantly comprises divisional activities, greenfield exploration, business development and ceased and sold operations. Includes Pinto Valley and Resolution. Pinto Valley was sold effective 11 October 2013.

(vi) Includes statutory adjustments for Antamina and Resolution to reconcile the proportionately consolidated business total to the statutory result. Statutory Underlying EBIT includes net finance costs of US$4 million and taxation of US$254 million (2013: net finance costs of US$ nil and taxation of US$290 million).

21

News Release

Iron Ore

Iron ore production increased by 20 per cent in the 2014 financial year to a record 204 Mt, exceeding initial full-year guidance by more than eight per cent. WAIO production of 225 Mt (100 per cent basis) represents a fourteenth consecutive annual record and was underpinned by the early commissioning of Jimblebar and our productivity agenda, which raised the capacity of our integrated supply chain.

In the 2015 financial year WAIO production is expected to increase by a further 20 Mt to approximately 245 Mt (100 per cent basis). We expect additional productivity gains to support another year of record performance despite the planned tie-in of shiploaders 1 and 2 during the December 2014 half year. Total iron ore production is forecast to increase by 11 per cent in the 2015 financial year to 225 Mt.

A low-cost option to expand Jimblebar to 55 Mtpa (100 per cent basis) and broader debottlenecking of our mines and inner harbour infrastructure are expected to underpin further growth in WAIO supply-chain capacity to 290 Mtpa (100 per cent basis). The additional 65 Mtpa of capacity is likely to have a capital intensity below US$50 per annual tonne with the improvement in productivity and economies of scale also expected to significantly reduce unit costs.

A six per cent fall in the average realised price of iron ore to US$103 per wet metric tonne (FOB) reduced Underlying EBIT by US$864 million, net of price-linked costs, although this was partially offset by a weaker Australian dollar which increased Underlying EBIT by US$383 million. Iron ore sales, on average, were linked to the index price for the month of shipment, with price differentials reflecting product quality.

Underlying EBIT for the 2014 financial year increased by US$993 million to US$12.1 billion. An 18 per cent increase in WAIO sales volumes was the major contributor, adding US$1.8 billion to Underlying EBIT. Conversely, the progressive ramp-up of several major projects resulted in a US$425 million increase in depreciation and amortisation expense during the period. Having redirected the WAIO supply-chain bottleneck away from the mines and back to the port, a 12 per cent reduction in unit costs to US$25.89 per tonne was achieved in the June 2014 half year.

WAIO unit costs (US$ million)	FY13	FY14	H1 FY14	H2 FY14
Revenue	18,452	21,013	10,849	10,164
Underlying EBITDA	11,668	12,988	6,801	6,187
Cash costs (gross)	6,784	8,025	4,048	**3,977**
Less: freight	856	1,274	625	648
Less: royalties	1,192	1,497	744	753
Cash costs (net)	4,736	5,254	2,679	**2,576**
Sales (Mt, equity share)	160,955	190,843	91,327	99,516
Cash cost per tonne (US$)	**29.42**	**27.53**	**29.33**	**25.89**

A number of major project milestones were achieved during the period, further underscoring Iron Ore's track record in project delivery. For example, the Jimblebar Mine Expansion project delivered first production six months ahead of schedule and the ramp-up to 35 Mtpa (100 per cent basis) is now expected before the end of the 2014 calendar year. The WAIO Port Blending and Rail Yard Facilities project and fourth pellet plant at Samarco were also completed during the period. The fourth pellet plant is expected to ramp-up to 30.5 Mtpa (100 per cent basis) before the end of the 2015 financial year.

On 29 July 2014, BHP Billiton and ArcelorMittal signed an agreement for the acquisition by ArcelorMittal of BHP Billiton's 43.5 per cent stake in Euronimba Limited, which holds an effective 95 per cent interest in the Mount Nimba iron ore project in Guinea. Completion of the transaction is subject to the receipt of regulatory approval and other customary closing conditions.

22

BHP Billiton Results for the year ended 30 June 2014

Financial information for the Iron Ore business for the 2014 and 2013 financial years is presented below.

Year ended 30 June 2014 US$ million	Revenue(i)	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure(ii)	Exploration gross(iii)	Exploration to profit(iv)
Western Australia								
Iron Ore	21,013	12,988	1,429	11,559	22,278	2,947		
Samarco(v)	1,634	846	56	790	1,072	424		
Other(vi)	–	(54)	–	(54)	40	–		
Total Iron Ore from Group production	**22,647**	**13,780**	**1,485**	**12,295**	**23,390**	**3,371**		
Third party products(vii)	343	(3)	–	(3)	–	–		
Total Iron Ore	**22,990**	**13,777**	**1,485**	**12,292**	**23,390**	**3,371**	**169**	**56**
Statutory adjustments(viii)	(1,634)	(246)	(56)	(190)	–	(422)	–	–
Total Iron Ore statutory result	**21,356**	**13,531**	**1,429**	**12,102**	**23,390**	**2,949**	**169**	**56**

Year ended 30 June 2013 (Republished) US$ million	Revenue(i)	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure(ii)	Exploration gross(iii)	Exploration to profit(iv)
Western Australia								
Iron Ore	18,452	11,668	1,004	10,664	21,074	5,979		
Samarco(v)	1,622	811	61	750	1,037	772		
Other(vi)	–	(84)	–	(84)	15	–		
Total Iron Ore from Group production	**20,074**	**12,395**	**1,065**	**11,330**	**22,126**	**6,751**		
Third party products(vii)	141	31	–	31	–	–		
Total Iron Ore	**20,215**	**12,426**	**1,065**	**11,361**	**22,126**	**6,751**	**217**	**74**
Statutory adjustments(viii)	(1,622)	(313)	(61)	(252)	–	(772)	–	–
Total Iron Ore statutory result	**18,593**	**12,113**	**1,004**	**11,109**	**22,126**	**5,979**	**217**	**74**

(i) Includes inter-segment revenue of US$213 million (2013: US$55 million).

(ii) Capital expenditure in aggregate comprises US$2,762 million growth and US$187 million other (2013: US$5,848 million growth and US$131 million other).

(iii) Includes US$57 million capitalised exploration (2013: US$143 million).

(iv) Includes a reversal of US$56 million of exploration expenditure previously written off as impaired (included in depreciation and amortisation) (2013: US$ nil).

(v) Samarco is an equity accounted investment and is reported on a proportionate consolidation basis (with the exception of net operating assets).

(vi) Predominantly comprises divisional activities, business development and ceased operations.

(vii) Includes inter-segment and external sales of contracted gas purchases.

(viii) Includes statutory adjustments for Samarco to reconcile the proportionately consolidated business total to the statutory result. Statutory Underlying EBIT includes net finance costs of US$87 million and taxation of US$103 million (2013: net finance costs of US$25 million and taxation of US$227 million).

23

News Release
Coal
Metallurgical coal production increased by 20 per cent in the 2014 financial year to a record 45 Mt (BHP Billiton share). Record production and sales volumes at Queensland Coal reflected strong performance across all operations. This included first production from Caval Ridge, the successful ramp-up of Daunia and record production at Peak Downs, Saraji, South Walker Creek and Poitrel. Illawarra Coal production declined by five per cent as an extended outage at the Dendrobium mine impacted performance in the first half of the financial year. Energy coal production of 73 Mt for the 2014 financial year was broadly unchanged from the prior period as planned. Another year of robust performance was underpinned by a fifth consecutive annual production record at New South Wales Energy Coal and record volumes at Cerrejón. Extended outages at both a local utility and the Richards Bay Coal Terminal led to lower production at Energy Coal South Africa, while Navajo Coal production declined following the permanent closure of three of the five power units at the Four Corners Power Plant.
Metallurgical coal production for the 2015 financial year is expected to increase by four per cent to approximately 47 Mt as the ramp-up of Caval Ridge is completed. Energy coal production for the 2015 financial year is expected to remain broadly unchanged at 73 Mt.
A stronger US dollar against both the Australian dollar and South African rand increased Underlying EBIT by US$543 million. This was more than offset by a 20 per cent and 14 per cent reduction in the average price received for hard coking coal and weak coking coal, respectively. The average price received for thermal coal also declined by 14 per cent during the period. In total, lower average realised prices reduced Underlying EBIT by US$1.4 billion, net of price-linked costs.
Underlying EBIT for the 2014 financial year declined by US$209 million to US$386 million despite productivity-led volume and cost efficiencies of US$1.3 billion being embedded during the period. A sustainable increase in truck and wash-plant utilisation rates underpinned this improvement in productivity while a reduction in labour, contractor and maintenance costs was also achieved. In this context, redundancies totalling US$40 million were recognised in the 2014 financial year while an increase in non-cash charges reduced Underlying EBIT by a further US$497 million. The latter included a US$292 million impairment charge at Energy Coal South Africa. An US$84 million gain on the sale of the Energy Coal South Africa Optimum Coal Purchase agreement was also recognised during the period.
BHP Billiton completed the sale of the Navajo mine to the Navajo Transitional Energy Company (NTEC), effective 30 December 2013. As BHP Billiton will retain control of the mine until full consideration is received from NTEC, production and financial results for the Navajo mine will continue to be reported by the Group.
The Caval Ridge project was completed ahead of schedule and under budget during the period with the ramp-up to 5.5 Mtpa of premium hard coking coal expected by the end of the 2015 financial year. The Appin Area 9 and Hay Point Stage Three Expansion(10) projects remain on schedule and budget.

BHP Billiton Results for the year ended 30 June 2014

Financial information for the Coal business for the 2014 and 2013 financial years is presented below.

Year ended 30 June 2014 US$ million	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure[i]	Exploration gross	Exploration to profit
Queensland Coal	4,666	949	514	435	9,115	1,790		
Illawarra[ii]	886	131	170	(39)	1,384	309		
Energy Coal South Africa[ii]	1,279	315	485	(170)	989	65		
New Mexico	520	105	46	59	202	26		
New South Wales Energy Coal[ii]	1,350	324	150	174	1,392	170		
Colombia[ii]	814	305	85	220	1,037	133		
Other[iii]	–	(166)	2	(168)	162	34		
Total Coal from Group production	**9,515**	**1,963**	**1,452**	**511**	**14,281**	**2,527**		
Third party products	456	18	–	18	19	–		
Total Coal	**9,971**	**1,981**	**1,452**	**529**	**14,300**	**2,527**	**34**	**34**
Statutory adjustments[iv]	(856)	(264)	(121)	(143)	–	(182)	–	–
Total Coal statutory result	**9,115**	**1,717**	**1,331**	**386**	**14,300**	**2,345**	**34**	**34**

Year ended 30 June 2013 (Republished) US$ million	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure[i]	Exploration gross	Exploration to profit
Queensland Coal	4,452	627	376	251	7,988	2,771		
Illawarra[ii]	1,287	311	148	163	1,238	357		
Energy Coal South Africa[ii]	1,457	177	211	(34)	1,334	133		
New Mexico	588	95	49	46	164	28		
New South Wales Energy Coal[ii]	1,526	314	120	194	1,372	366		
Colombia[ii]	828	307	65	242	997	265		
Other[iii]	–	(158)	2	(160)	111	85		
Total Coal from Group production	**10,138**	**1,673**	**971**	**702**	**13,204**	**4,005**		
Third party products	585	44	–	44	21	–		
Total Coal	**10,723**	**1,717**	**971**	**746**	**13,225**	**4,005**	**42**	**42**
Statutory adjustments[iv]	(828)	(237)	(86)	(151)	–	(379)	(3)	(3)
Total Coal statutory result	**9,895**	**1,480**	**885**	**595**	**13,225**	**3,626**	**39**	**39**

(i) Capital expenditure in aggregate comprises US$1,563 million growth and US$782 million other (2013: US$2,898 million growth and US$728 million other).

(ii) Cerrejón, Newcastle Coal Infrastructure Group, Port Kembla Coal Terminal and Richards Bay Coal Terminal are equity accounted investments and are reported on a proportionate consolidation basis (with the exception of net operating assets).

(iii) Predominantly comprises divisional activities and greenfield projects.

(iv) Includes statutory adjustments for Cerrejón, Newcastle Coal Infrastructure Group, Port Kembla Coal Terminal and Richards Bay Coal Terminal to reconcile the proportionately consolidated business total to the statutory result. Statutory Underlying EBIT includes net finance income of US$1 million and taxation of US$81 million (2013: net finance income of US$1 million and taxation of US$99 million).

25

News Release
Aluminium, Manganese and Nickel
Alumina production increased by six per cent in the 2014 financial year to a record 5.2 Mt. The Efficiency and Growth project at Worsley reached nameplate capacity during the year and annual production records were achieved at both the Worsley and Alumar refineries. Aluminium production of 1.2 Mt was unchanged from the 2013 financial year with production records at both Hillside and Mozal offset by lower volumes at Alumar following the phased suspension of 103 kt (BHP Billiton share) of annualised capacity.
Manganese ore production declined by three per cent in the 2014 financial year to 8.3 Mt as GEMCO was affected by higher than usual rainfall during the wet season. Manganese alloy production increased by six per cent from the 2013 financial year which was affected by the temporary suspension of operations at TEMCO.
Nickel production declined by seven per cent in the 2014 financial year to 143 kt. Production at Cerro Matoso was affected by kiln and furnace outages, and lower nickel grades. Nickel West production declined by four per cent following the closure of the Perseverance underground mine in November 2013. Saleable nickel production at Nickel West is expected to decline by four per cent in the 2015 financial year to 95 kt with approximately 55 per cent to be sourced from third party feed. Ferro-nickel production at Cerro Matoso is expected to decline by three per cent to 43 kt as a result of lower grades.
Notwithstanding a rebound in nickel and aluminium prices in the second half, lower average realised prices reduced Underlying EBIT by US$409 million during the 2014 financial year, net of price-linked costs. More specifically, lower average realised prices for aluminium (down six per cent to US$2,022 per tonne), manganese ore (down four per cent to US$4.64 per dry metric tonne unit), manganese alloy (down six per cent to US$980 per tonne) and nickel (down seven per cent to US$14,925 per tonne) were only partially offset by an increase in the average realised price of alumina (up two per cent to US$307 per tonne).
Underlying EBIT for the 2014 financial year increased by US$149 million to US$307 million. A reduction in headcount and consumable costs, as well as equipment debottlenecking at most assets, contributed to the US$335 million of productivity-led cost efficiencies embedded during the period. A stronger US dollar against both the Australian dollar and South African rand increased Underlying EBIT by a further US$469 million. In contrast, the cessation of aluminium smelting activities at Bayside and the closure of the Perseverance underground mine at Nickel West reduced Underlying EBIT by US$341 million. Redundancies totalling US$40 million were incurred during the period.
In May 2014, the Group announced a review of the Nickel West business, comprising the Mt Keith, Cliffs and Leinster mines, its concentrators, the Kalgoorlie smelter and the Kwinana refinery. The review is considering all options for the long-term future of Nickel West, including the potential sale of all or part of the business.
In contemplation of the proposed demerger, BHP Billiton and Anglo American have agreed to make certain changes to the agreement which governs their interests in the Manganese business. BHP Billiton manages and owns 60 per cent of the Manganese business with Anglo American owning the remaining 40 per cent.
Subject to obtaining the required approvals for the agreement, the changes will result in BHP Billiton and Anglo American agreeing to share joint control of the Manganese business. As a result, BHP Billiton will discontinue consolidation of the Manganese business and account for its 60 per cent interest as an equity accounted joint venture. BHP Billiton will therefore derecognise the existing carrying amounts of all assets, liabilities and the non-controlling interest in the Manganese business attributed to Anglo American and initially record its retained 60 per cent interest at fair value. The remeasurement at fair value will give rise to an estimated gain of approximately US$2 billion.

BHP Billiton Results for the year ended 30 June 2014

Financial information for the Aluminium, Manganese and Nickel business for the 2014 and 2013 financial years is presented below.

Year ended 30 June 2014 US$ million	Revenue[(i)]	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure[(ii)]	Exploration gross[(iii)]	Exploration to profit[(iv)]
Alumina	1,548	217	202	15	4,454	60		
Aluminium	2,398	178	145	33	1,790	41		
Intra-divisional adjustment	(659)	–	–	–	–	–		
	3,287	395	347	48	6,244	101		
Manganese	2,096	639	163	476	1,613	178		
Nickel West	1,605	(91)	117	(208)	534	163		
Cerro Matoso	595	104	94	10	860	56		
Other[(v)]	–	(36)	1	(37)	71	–		
Total Aluminium, Manganese and Nickel from Group production	**7,583**	**1,011**	**722**	**289**	**9,322**	**498**		
Third party products	828	18	–	18	–	–		
Total Aluminium, Manganese and Nickel	**8,411**	**1,029**	**722**	**307**	**9,322**	**498**	**44**	**38**
Statutory adjustments	–	–	–	–	–	–	–	–
Total Aluminium, Manganese and Nickel statutory result	**8,411**	**1,029**	**722**	**307**	**9,322**	**498**	**44**	**38**

Year ended 30 June 2013 (Republished) US$ million	Revenue[(i)]	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure[(ii)]	Exploration gross[(iii)]	Exploration to profit[(iv)]
Alumina	1,422	114	239	(125)	3,844	157		
Aluminium	2,620	88	127	(39)	2,154	27		
Intra-divisional adjustment	(638)	–	–	–	–	–		
	3,404	202	366	(164)	5,998	184		
Manganese	2,113	623	116	507	1,658	375		
Nickel West	1,773	(104)	210	(314)	123	280		
Cerro Matoso	803	235	79	156	955	50		
Other[(v)]	–	(79)	(14)	(65)	75	4		
Total Aluminium, Manganese and Nickel from Group production	**8,093**	**877**	**757**	**120**	**8,809**	**893**		
Third party products	1,185	38	–	38	–	–		
Total Aluminium, Manganese and Nickel	**9,278**	**915**	**757**	**158**	**8,809**	**893**	**57**	**53**
Statutory adjustments	–	–	–	–	–	–	–	–
Total Aluminium, Manganese and Nickel statutory result	**9,278**	**915**	**757**	**158**	**8,809**	**893**	**57**	**53**

(i) Includes inter-segment revenue of US$5 million (2013: US$20 million).

(ii) Capital expenditure in aggregate comprises US$43 million growth and US$455 million other (2013: US$285 million growth and US$608 million other).

(iii) Includes US$6 million capitalised exploration (2013: US$8 million).

(iv) Includes US$ nil exploration expenditure previously capitalised, written off as impaired (included in depreciation and amortisation) (2013: US$4 million).

(v) Predominantly comprises divisional activities and business development.

Group and unallocated items

Underlying EBIT expense increased by US$94 million to US$301 million in the 2014 financial year. A one-off pension plan cost associated with the closure of the Group's marketing office in the Netherlands contributed to the increase.

27

News Release
The financial information on pages 31 to 51 has been prepared in accordance with IFRS. This news release including the financial information is unaudited. Variance analysis relates to the relative financial and/or production performance of BHP Billiton and/or its operations during the 2014 financial year compared with the 2013 financial year, unless otherwise noted. Comparative financial information has been restated for the effect of new accounting standards and other changes in accounting policies which became effective 1 July 2013, as described in note 8 to the financial information.
The following abbreviations have been used throughout this report: barrels (bbl); billion cubic feet (bcf); barrels of oil equivalent (boe); cost and freight (CFR); cost, insurance and freight (CIF), dry metric tonne unit (dmtu); free on board (FOB); grams per tonne (g/t); kilograms per tonne (kg/t); kilometre (km); metre (m); million barrels of oil equivalent (MMboe); million cubic feet per day (MMcf/d); million tonnes (Mt); million tonnes per annum (Mtpa); ounces (oz); pounds (lb); thousand barrels of oil equivalent (Mboe); thousand ounces (koz); thousand standard cubic feet (Mscf); thousand tonnes (kt); thousand tonnes per annum (ktpa); thousand tonnes per day (ktpd); tonnes (t); and wet metric tonnes (wmt).
The following notes explain the terms used throughout this profit release:
(1) Underlying attributable profit, Underlying EBIT and Underlying EBITDA are used to reflect the underlying performance of BHP Billiton. Underlying attributable profit is Attributable profit excluding any exceptional items. Underlying EBIT is earnings before net finance costs, taxation and any exceptional items. Underlying EBITDA is Underlying EBIT before depreciation, impairments and amortisation of US$9,498 million for the 2014 financial year and US$7,378 million for the 2013 financial year. We believe that Underlying attributable profit, Underlying EBIT and Underlying EBITDA provide useful information, but should not be considered as an indication of, or as an alternative to, Attributable profit as an indicator of actual operating performance or as an alternative to cash flow as a measure of liquidity. Underlying EBIT includes net finance costs and taxation associated with equity accounted investments of US$528 million (2013: US$640 million).
Underlying EBITDA includes depreciation, impairments and amortisation associated with equity accounted investments of US$266 million (2013: US$232 million).
(2) Non-IFRS measures are defined as follows:
Underlying attributable profit – comprises Profit after taxation attributable to members of BHP Billiton Group less exceptional items as described in note 2 to the financial information.
Underlying basic earnings per share – represents basic earnings per share excluding any exceptional items.
Underlying EBITDA interest coverage – for the purpose of deriving interest coverage, net interest comprises Interest on bank loans and overdrafts, Interest on all other borrowings, Finance lease and hire purchase interest less Interest income.
Adjusted effective tax rate – comprises Total taxation expense excluding remeasurement of deferred tax assets associated with the Minerals Resource Rent Tax (MRRT), exceptional items and exchange rate movements included in taxation expense divided by Profit before taxation and exceptional items.
Underlying EBIT margin – comprises Underlying EBIT excluding third party product profit from operations, divided by revenue excluding third party product revenue.
Underlying EBITDA margin – comprises Underlying EBITDA excluding third party product EBITDA, divided by revenue excluding third party product revenue.
Underlying return on capital – represents net profit after tax, excluding exceptional items and net finance costs (after tax), divided by average capital employed. Capital employed is net assets before net debt.
Free cash flow – comprises net operating cash flows less net investing cash flows.
Net debt – comprises Interest bearing liabilities less Cash and cash equivalents.
Net operating assets – represents operating assets net of operating liabilities including the carrying value of equity accounted investments and predominantly excludes cash balances, interest bearing liabilities and deferred tax balances. The carrying value of investments accounted for using the equity accounted method represents the balance of the Group’s investment in equity accounted investments, with no adjustment for any cash balances, interest bearing liabilities and deferred tax balances of the associate.
(3) Represents annualised productivity-led volume efficiencies, operating cash cost efficiencies and exploration and business development savings embedded within the 2014 financial year result. Productivity-led volume efficiencies refer to volume increases, excluding volume increases from major capital projects, multiplied by the prior period EBIT margin. Operating cash cost efficiencies refer to the reduction in costs, excluding the impact of volume, price-linked costs, exchange rates, inflation, fuel and energy, non-cash costs, one-off items, ceased and sold operations and other items. Exploration and business development savings refers to the reduction in total exploration and business development costs including capitalised exploration.
US$2.9 billion of productivity gains were achieved in the 2014 financial year. This is in addition to US$3.7 billion of productivity gains reported in the 2013 financial year (subsequently restated to US$4.3 billion due to an increase of US$0.8 billion on adoption of IFRS 10 and IFRS 11, and a decrease of US$0.2 billion due to the inclusion of previously classified one-off items).
(4) Represents the share of capital and exploration expenditure attributable to BHP Billiton shareholders on a cash basis. Includes BHP Billiton proportionate share of equity accounted investments; excludes capitalised deferred stripping and non-controlling interests. (5) Simpler portfolio includes: Western Australia Iron Ore, Samarco, Queensland Coal, NSW Energy Coal, Cerrejón, Escondida, Olympic Dam, Pampa Norte, Antamina, Onshore US, Shenzi, Mad Dog, Atlantis, Angostura, North West Shelf, Bass Strait, Pyrenees, Macedon and the Jansen project.
(6) Represents planned annualised volume and controllable cash cost productivity gains to be delivered from our core assets only, relative to the 2014 financial year.
(7) Underlying payout ratio – represents dividends and buy-backs, divided by Underlying attributable profit. (8) Refers to copper equivalent production based on average realised prices for the 2013 financial year.
(9) Represents the percentage change in production from the 2014 financial year, excluding sold operations (Liverpool Bay, South Midland and Pinto Valley).
(10) Hay Point Stage Three Expansion project on revised schedule and budget.

BHP Billiton Results for the year ended 30 June 2014
Forward-looking statements
This release contains forward-looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.
Forward-looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements.
These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. Readers are cautioned not to put undue reliance on forward-looking statements.
For example, our future revenues from our operations, projects or mines described in this release will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.
Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP Billiton’s filings with the U.S. Securities and Exchange Commission (the “SEC”) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.
Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events.
Non-IFRS financial information
BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This release may also include certain non-IFRS measures including Underlying attributable profit, Underlying basic earnings per share, Underlying EBITDA interest coverage, Adjusted effective tax rate, Underlying EBIT margin, Underlying EBITDA margin, Underlying return on capital, Free cash flow, Net debt and Net operating assets. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity.
No offer of securities
Nothing in this release should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities or securities in the new company (if the demerger is implemented) in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP Billiton.
Reliance on third party information
The views expressed in this release contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This release should not be relied upon as a recommendation or forecast by BHP Billiton.
No financial or investment advice – South Africa
BHP Billiton does not provide any financial or investment ‘advice’ as that term is defined in the South African Financial Advisory and Intermediary Services Act, 37 of 2002, and we strongly recommend that you seek professional advice.

News Release
Further information on BHP Billiton can be found on our website: www.bhpbilliton.com
Media Relations
Australia
Emily Perry Tel: +61 3 9609 2800 Mobile: +61 477 325 803 email: Emily.Perry@bhpbilliton.com
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United Kingdom
Ruban Yogarajah Tel: +44 20 7802 4033 Mobile: +44 7827 082 022 email: Ruban.Yogarajah@bhpbilliton.com
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Americas
Ruban Yogarajah Tel: +44 20 7802 4033 Mobile: +44 7827 082 022 email: Ruban.Yogarajah@bhpbilliton.com
BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 16, 171 Collins Street Melbourne Victoria 3000 Australia Tel +61 1300 55 4757 Fax +61 3 9609 3015
Investor Relations
Australia
Tara Dines Tel: +61 3 9609 2222 Mobile: +61 499 249 005 email: Tara.Dines@bhpbilliton.com
Jodie Phillips Tel: +61 3 9609 2069 Mobile: +61 418 710 516 email: Jodie.Phillips@bhpbilliton.com
United Kingdom and South Africa
Jonathan Price Tel: +44 20 7802 4131 Mobile: +44 7990 527 726
email: Jonathan.H.Price@bhpbilliton.com
Dean Simon Tel: +44 20 7802 7461 Mobile: +44 7717 511 193 email: Dean.Simon@bhpbilliton.com
Americas
James Agar Tel: +1 212 310 1421 Mobile: +1 347 882 3011 email: James.Agar@bhpbilliton.com
Joseph Suarez Tel: +1 212 310 1422 Mobile: +1 646 400 3803 email: Joseph.Suarez@bhpbilliton.com
BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1LH United Kingdom Tel +44 20 7802 4000 Fax +44 20 7802 4111
Members of the BHP Billiton Group which is headquartered in Australia bhpbilliton
resourcing the future
BHP Billiton Group Financial Information
For the year ended 30 June 2014

Financial Information
Contents
Financial Information Page
Consolidated Income Statement 33
Consolidated Statement of Comprehensive Income 34
Consolidated Balance Sheet 35
Consolidated Cash Flow Statement 36
Consolidated Statement of Changes in Equity 37
Notes to the Financial Information 40
The financial information included in this document for the year ended 30 June 2014 is unaudited and has been derived from the draft financial report of the BHP Billiton Group for the year ended 30 June 2014. The financial information does not constitute the Group’s full financial statements for the year ended 30 June 2014, which will be approved by the Board, reported on by the auditors, and subsequently filed with the UK Registrar of Companies and the Australian Securities and Investments Commission.
The financial information set out on pages 31 to 51 for the year ended 30 June 2014 has been prepared on the basis of accounting policies and methods of computation consistent with those applied in the 30 June 2013 financial statements contained within the Annual Report of the BHP Billiton Group, with the exception of new accounting standards and interpretations which became effective from 1 July 2013; and for the effects of other voluntary changes in accounting policy as described in note 8 to the financial information.
The comparative figures for the financial years ended 30 June 2013 and 30 June 2012 are not the statutory accounts of the BHP Billiton Group for those financial years. Those accounts have been reported on by the company’s auditor and delivered to the Registrar of Companies. The reports of the auditor were (i) unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying the reports and (iii) did not contain a statement under Section 498(2) or (3) of the UK Companies Act 2006.
All amounts are expressed in US dollars unless otherwise stated. The BHP Billiton Group’s presentation currency and the functional currency of the majority of its operations is US dollars as this is the principal currency of the economic environment in which it operates.
Where applicable, comparative figures have been adjusted to disclose them on the same basis as the current period figures. Amounts in this financial information have, unless otherwise indicated, been rounded to the nearest million dollars.

BHP Billiton Results for the year ended 30 June 2014

Consolidated Income Statement
for the year ended 30 June 2014

	Notes	Year ended 30 June 2014 US$M	Year ended 30 June 2013 US$M Restated	Year ended 30 June 2012 US$M Restated
Revenue				
Group production		**64,227**	63,067	66,969
Third party products		**2,979**	2,886	3,508
Revenue	1	**67,206**	65,953	70,477
Other income		**1,524**	3,947	898
Expenses excluding net finance costs		**(46,513)**	(50,040)	(48,644)
Share of operating profit of equity accounted investments	3	**1,195**	1,142	1,869
Profit from operations		**23,412**	21,002	24,600
Comprising:				
Group production		**23,368**	20,875	24,466
Third party products		**44**	127	134
		23,412	21,002	24,600
Financial expenses		**(1,273)**	(1,384)	(836)
Financial income		**97**	108	168
Net finance costs	4	**(1,176)**	(1,276)	(668)
Profit before taxation		**22,236**	19,726	23,932
Income tax expense		**(6,538)**	(5,714)	(7,053)
Royalty-related taxation (net of income tax benefit)		**(474)**	(1,192)	(262)
Total taxation expense	5	**(7,012)**	(6,906)	(7,315)
Profit after taxation		**15,224**	12,820	16,617
Attributable to non-controlling interests		**1,392**	1,597	1,144
Attributable to members of BHP Billiton Group		**13,832**	11,223	15,473
Basic earnings per ordinary share (cents)	6	**260.0**	210.9	290.7
Diluted earnings per ordinary share (cents)	6	**259.1**	210.2	289.4
Dividends per ordinary share – paid during the period (cents)	7	**118.0**	114.0	110.0
Dividends per ordinary share – determined in respect of the period (cents)	7	**121.0**	116.0	112.0

The accompanying notes form part of this financial information.

33

Financial Information
Consolidated Statement of Comprehensive Income for the year ended 30 June 2014
Year ended 30 June 2014 US$M Year ended 30 June 2013 US$M Restated Year ended 30 June 2012 US$M Restated
Profit after taxation 15,224 12,820 16,617
Other comprehensive income
Items that may be reclassified subsequently to the income statement:
Available for sale investments:
Net valuation losses taken to equity (15) (101) (32)
Net valuation gains transferred to the income statement (14) (1) (2)
Cash flow hedges:
Gains/(losses) taken to equity 681 223 (320)
(Gains)/losses transferred to the income statement (678) 73 205
Exchange fluctuations on translation of foreign operations taken to equity (1) 2 19
Tax recognised within other comprehensive income 3 (76) 23
Total items that may be reclassified subsequently to the income statement (24) 120 (107)
Items that will not be reclassified to the income statement:
Actuarial gains/(losses) on pension and medical schemes 57 61 (250)
Tax recognised within other comprehensive income 12 (16) 66
Total items that will not be reclassified to the income statement 69 45 (184)
Total other comprehensive income/(loss) 45 165 (291)
Total comprehensive income 15,269 12,985 16,326
Attributable to non-controlling interests 1,392 1,599 1,146
Attributable to members of BHP Billiton Group 13,877 11,386 15,180
The accompanying notes form part of this financial information.

BHP Billiton Results for the year ended 30 June 2014
Consolidated Balance Sheet
as at 30 June 2014
30 June 2014 30 June 2013
US$M US$M
Restated
ASSETS
Current assets
Cash and cash equivalents 8,803 5,677
Trade and other receivables 6,741 6,310
Other financial assets 87 161
Inventories 6,013 5,821
Assets classified as held for sale - 286
Current tax assets 318 267
Other 334 431
Total current assets 22,296 18,953
Non-current assets
Trade and other receivables 1,867 1,998
Other financial assets 2,349 1,719
Inventories 463 619
Property, plant and equipment 108,787 100,565
Intangible assets 5,439 5,496
Investments accounted for using the equity method 3,664 3,675
Deferred tax assets 6,396 6,069
Other 152 84
Total non-current assets 129,117 120,225
Total assets 151,413 139,178
LIABILITIES
Current liabilities
Trade and other payables 10,145 10,860
Interest bearing liabilities 4,262 5,088
Liabilities classified as held for sale - 220
Other financial liabilities 16 210
Current tax payable 919 1,158
Provisions 2,504 2,372
Deferred income 218 231
Total current liabilities 18,064 20,139
Non-current liabilities
Trade and other payables 113 286
Interest bearing liabilities 30,327 28,099
Other financial liabilities 303 582
Deferred tax liabilities 7,066 6,312
Provisions 9,891 8,178
Deferred income 267 291
Total non-current liabilities 47,967 43,748
Total liabilities 66,031 63,887
Net assets 85,382 75,291
EQUITY
Share capital – BHP Billiton Limited 1,186 1,186
Share capital – BHP Billiton Plc 1,069 1,069
Treasury shares (587) (540)
Reserves 2,927 1,970
Retained earnings 74,548 66,982
Total equity attributable to members of BHP Billiton Group 79,143 70,667
Non-controlling interests 6,239 4,624
Total equity 85,382 75,291
The accompanying notes form part of this financial information.

Financial Information

Consolidated Cash Flow Statement
for the year ended 30 June 2014

	Year ended 30 June 2014 US$M	Year ended 30 June 2013 US$M Restated	Year ended 30 June 2012 US$M Restated
Operating activities			
Profit before taxation	**22,236**	19,726	23,932
Adjustments for:			
Non-cash or non-operating exceptional items	**(551)**	1,893	3,417
Depreciation and amortisation expense	**8,701**	7,031	6,431
Net gain on sale of non-current assets	**(95)**	(46)	(118)
Impairments of property, plant and equipment, financial assets and intangibles	**797**	330	100
Employee share awards expense	**247**	210	270
Net finance costs	**1,176**	1,276	668
Share of operating profit of equity accounted investments	**(1,195)**	(1,142)	(1,869)
Other	**(83)**	(21)	(376)
Changes in assets and liabilities:			
Trade and other receivables	**(252)**	1,037	1,755
Inventories	**(54)**	(70)	16
Trade and other payables	**77**	(767)	(187)
Net other financial assets and liabilities	**(49)**	119	(27)
Provisions and other liabilities	**429**	(783)	(1,025)
Cash generated from operations	**31,384**	28,793	32,987
Dividends received	**34**	11	10
Dividends received from equity accounted investments	**1,250**	710	712
Interest received	**136**	140	221
Interest paid	**(975)**	(926)	(633)
Income tax refunded	**852**	–	530
Income tax paid	**(6,445)**	(7,618)	(7,492)
Royalty-related taxation refunded	**216**	–	–
Royalty-related taxation paid	**(1,088)**	(956)	(1,076)
Net operating cash flows	**25,364**	20,154	25,259
Investing activities			
Purchases of property, plant and equipment	**(15,993)**	(22,243)	(18,637)
Exploration expenditure	**(1,010)**	(1,351)	(2,493)
Exploration expenditure expensed and included in operating cash flows	**716**	1,047	1,644
Purchase of intangibles	**(192)**	(400)	(219)
Investment in financial assets	**(1,193)**	(475)	(471)
Investment in subsidiaries, operations and joint operations, net of their cash	**–**	–	(12,556)
Investment in equity accounted investments	**(44)**	(84)	(83)
Cash outflows from investing activities	**(17,716)**	(23,506)	(32,815)
Proceeds from sale of property, plant and equipment	**114**	2,338	146
Proceeds from financial assets	**956**	240	178
Proceeds from divestment of subsidiaries, operations and joint operations, net of their cash	**812**	502	6
Proceeds from sale or partial sale of equity accounted investments	**–**	1,700	–
Net investing cash flows	**(15,834)**	(18,726)	(32,485)
Financing activities			
Proceeds from interest bearing liabilities	**6,251**	9,157	12,817
Proceeds/(settlements) from debt related instruments	**37**	14	(180)
Repayment of interest bearing liabilities	**(7,198)**	(2,014)	(3,993)
Proceeds from ordinary shares	**14**	21	21
Contributions from non-controlling interests	**1,435**	73	101
Purchase of shares by Employee Share Ownership Plan (ESOP) Trusts	**(368)**	(445)	(424)
Share buy-back – BHP Billiton Plc	**–**	–	(83)
Dividends paid	**(6,387)**	(6,167)	(5,877)
Dividends paid to non-controlling interests	**(252)**	(837)	(343)
Net financing cash flows	**(6,468)**	(198)	2,039
Net increase/(decrease) in cash and cash equivalents	**3,062**	1,230	(5,187)
Cash and cash equivalents, net of overdrafts, at the beginning of the financial year	**5,667**	4,454	9,671
Foreign currency exchange rate changes on cash and cash equivalents	**23**	(17)	(30)
Cash and cash equivalents, net of overdrafts, at the end of the financial year	**8,752**	5,667	4,454

The accompanying notes form part of this financial information.

36

BHP Billiton Results for the year ended 30 June 2014

Consolidated Statement of Changes in Equity
for the year ended 30 June 2014

For the year ended 30 June 2014 US$M	Attributable to members of the BHP Billiton Group							
	Share capital – BHP Billiton Limited	Share capital – BHP Billiton Plc	Treasury shares	Reserves	Retained earnings	Total equity attributable to members of BHP Billiton Group	Non-controlling interests	Total equity
Balance as at 1 July 2013	1,186	1,069	(540)	1,970	66,982	**70,667**	4,624	**75,291**
Profit after taxation	–	–	–	–	13,832	**13,832**	1,392	**15,224**
Other comprehensive income:								
Net valuation losses on available for sale investments taken to equity	–	–	–	(15)	–	**(15)**	–	**(15)**
Net valuation gains on available for sale investments transferred to the income statement	–	–	–	(14)	–	**(14)**	–	**(14)**
Gains on cash flow hedges taken to equity	–	–	–	681	–	**681**	–	**681**
Gains on cash flow hedges transferred to the income statement	–	–	–	(678)	–	**(678)**	–	**(678)**
Exchange fluctuations on translation of foreign operations taken to equity	–	–	–	(1)	–	**(1)**	–	**(1)**
Actuarial gains on pension and medical schemes	–	–	–	–	57	**57**	–	**57**
Tax recognised within other comprehensive income	–	–	–	3	12	**15**	–	**15**
Total comprehensive income	**–**	**–**	**–**	**(24)**	**13,901**	**13,877**	**1,392**	**15,269**
Transactions with owners:								
Purchase of shares by ESOP Trusts	–	–	(368)	–	–	**(368)**	–	**(368)**
Employee share awards exercised net of employee contributions	–	–	321	(221)	(91)	**9**	–	**9**
Employee share awards forfeited	–	–	–	(32)	32	**–**	–	**–**
Accrued employee entitlement for unexercised awards	–	–	–	247	–	**247**	–	**247**
Distribution to option holders	–	–	–	(2)	–	**(2)**	(2)	**(4)**
Dividends	–	–	–	–	(6,276)	**(6,276)**	(252)	**(6,528)**
Equity contributed	–	–	–	989	–	**989**	477	**1,466**
Balance as at 30 June 2014	**1,186**	**1,069**	**(587)**	**2,927**	**74,548**	**79,143**	**6,239**	**85,382**

The accompanying notes form part of this financial information.

37

Financial Information

Consolidated Statement of Changes in Equity for the year ended 30 June 2014 (continued)

For the year ended 30 June 2013 US$M Restated	Attributable to members of the BHP Billiton Group							
	Share capital – BHP Billiton Limited	Share capital – BHP Billiton Plc	Treasury shares	Reserves	Retained earnings	Total equity attributable to members of BHP Billiton Group	Non-controlling interests	Total equity
Balance as at 1 July 2012	1,186	1,069	(533)	1,912	61,892	65,526	3,789	69,315
Profit after taxation	–	–	–	–	11,223	11,223	1,597	12,820
Other comprehensive income:								
Net valuation (losses)/gains on available for sale investments taken to equity	–	–	–	(103)	–	(103)	2	(101)
Net valuation gains on available for sale investments transferred to the income statement	–	–	–	(1)	–	(1)	–	(1)
Gains on cash flow hedges taken to equity	–	–	–	223	–	223	–	223
Losses on cash flow hedges transferred to the income statement	–	–	–	73	–	73	–	73
Exchange fluctuations on translation of foreign operations taken to equity	–	–	–	2	–	2	–	2
Actuarial gains on pension and medical schemes	–	–	–	–	60	60	1	61
Tax recognised within other comprehensive income	–	–	–	(117)	26	(91)	(1)	(92)
Total comprehensive income	–	–	–	77	11,309	11,386	1,599	12,985
Transactions with owners:								
Purchase of shares by ESOP Trusts	–	–	(445)	–	–	(445)	–	(445)
Employee share awards exercised net of employee contributions	–	–	438	(243)	(178)	17	–	17
Employee share awards forfeited	–	–	–	(17)	17	–	–	–
Accrued employee entitlement for unexercised awards	–	–	–	210	–	210	–	210
Issue of share options to non-controlling interests	–	–	–	49	–	49	–	49
Dividends	–	–	–	–	(6,076)	(6,076)	(837)	(6,913)
Equity contributed	–	–	–	–	–	–	73	73
Divestment of equity accounted investment	–	–	–	(18)	18	–	–	–
Balance as at 30 June 2013	1,186	1,069	(540)	1,970	66,982	70,667	4,624	75,291

The accompanying notes form part of this financial information.

38

BHP Billiton Results for the year ended 30 June 2014

Consolidated Statement of Changes in Equity for the year ended 30 June 2014 (continued)

For the year ended 30 June 2012 US$M Restated	Attributable to members of the BHP Billiton Group							
	Share capital – BHP Billiton Limited	Share capital – BHP Billiton Plc	Treasury shares	Reserves	Retained earnings	Total equity attributable to members of BHP Billiton Group	Non-controlling interests	Total equity
Balance as at 1 July 2011	1,183	1,070	(623)	2,001	52,731	56,362	2,825	59,187
Profit after taxation	–	–	–	–	15,473	15,473	1,144	16,617
Other comprehensive income:								
Net valuation losses on available for sale investments taken to equity	–	–	–	(32)	–	(32)	–	(32)
Net valuation gains on available for sale investments transferred to the income statement	–	–	–	(2)	–	(2)	–	(2)
Losses on cash flow hedges taken to equity	–	–	–	(320)	–	(320)	–	(320)
Losses on cash flow hedges transferred to the income statement	–	–	–	205	–	205	–	205
Exchange fluctuations on translation of foreign operations taken to equity	–	–	–	19	–	19	–	19
Actuarial (losses)/gains on pension and medical schemes	–	–	–	–	(253)	(253)	3	(250)
Tax recognised within other comprehensive income	–	–	–	(33)	123	90	(1)	89
Total comprehensive income	–	–	–	(163)	15,343	15,180	1,146	16,326
Transactions with owners:								
Proceeds from the issue of shares	3	–	–	–	–	3	–	3
BHP Billiton Plc shares cancelled	–	(1)	83	1	(83)	–	–	–
Purchase of shares by ESOP Trusts	–	–	(424)	–	–	(424)	–	(424)
Employee share awards exercised net of employee contributions	–	–	431	(189)	(213)	29	–	29
Employee share awards forfeited	–	–	–	(8)	8	–	–	–
Accrued employee entitlement for unexercised awards	–	–	–	270	–	270	–	270
Dividends	–	–	–	–	(5,894)	(5,894)	(343)	(6,237)
Equity contributed	–	–	–	–	–	–	161	161
Balance as at 30 June 2012	1,186	1,069	(533)	1,912	61,892	65,526	3,789	69,315

The accompanying notes form part of this financial information.

39

Financial Information
Notes to the Financial Information
1. Segment reporting
The Group operates five businesses aligned with the commodities which we extract and market, reflecting the structure used by the Group’s management to assess the performance of the Group.
Reportable segment Principal activities
Petroleum and Potash Exploration, development and production of oil and gas Potash pre-development
Copper Mining of copper, silver, lead, zinc, molybdenum, uranium and gold
Iron Ore Mining of iron ore
Coal Mining of metallurgical coal and thermal (energy) coal
Aluminium, Manganese and Nickel Mining of bauxite, refining of bauxite into alumina and smelting of alumina into aluminium metal Mining of manganese ore and production of manganese metal and alloys Mining and production of nickel products
Group and unallocated items represent Group centre functions, unallocated operations and consolidation adjustments. Exploration and technology activities are recognised within relevant segments.
It is the Group’s policy that inter-segment sales are made on a commercial basis.

BHP Billiton Results for the year ended 30 June 2014

1. Segment reporting (continued)

Year ended 30 June 2014 US$M	Petroleum and Potash	Copper	Iron Ore	Coal	Aluminium, Manganese and Nickel	Group and unallocated items/ eliminations[f]	BHP Billiton Group
Revenue							
Group production	14,022	12,838	20,882	8,659	7,583	–	63,984
Third party products	437	1,030	130	456	823	103	2,979
Rendering of services	112	–	131	–	–	–	243
Inter-segment revenue	262	–	213	–	5	(480)	–
Total revenue[a]	**14,833**	**13,868**	**21,356**	**9,115**	**8,411**	**(377)**	**67,206**
Underlying EBITDA[b]	**9,615**	**6,586**	**13,531**	**1,717**	**1,029**	**(119)**	**32,359**
Depreciation and amortisation	(3,951)	(1,418)	(1,464)	(1,039)	(670)	(159)	(8,701)
Impairment (losses)/reversals	(377)	(88)	35	(292)	(52)	(23)	(797)
Underlying EBIT[b]	**5,287**	**5,080**	**12,102**	**386**	**307**	**(301)**	**22,861**
Comprising:							
Group production	5,288	4,634	11,498	218	289	(305)	21,622
Third party products	3	8	(3)	18	18	–	44
Share of operating profit of equity accounted investments	(4)	438	607	150	–	4	1,195
Underlying EBIT[b]	**5,287**	**5,080**	**12,102**	**386**	**307**	**(301)**	**22,861**
Net finance costs[c]							(1,176)
Exceptional items[d]							551
Profit before taxation							**22,236**
Capital expenditure	**6,423**	**3,757**	**2,949**	**2,345**	**498**	**21**	**15,993**
Investments accounted for using the equity method[e]	**115**	**1,386**	**1,069**	**1,089**	**–**	**5**	**3,664**
Total assets[e]	**47,046**	**24,690**	**27,412**	**18,863**	**12,713**	**20,689**	**151,413**
Total liabilities[e]	**7,532**	**2,459**	**4,022**	**4,563**	**3,391**	**44,064**	**66,031**

41

Financial Information

1. Segment reporting (continued)

Year ended 30 June 2013 US$M	Petroleum and Potash	Copper	Iron Ore	Coal	Aluminium, Manganese and Nickel	Group and unallocated items/ eliminations[f]	BHP Billiton Group
Revenue							
Group production	12,951	13,837	18,331	9,310	8,093	326	62,848
Third party products	175	700	86	585	1,165	175	2,886
Rendering of services	98	–	121	–	–	–	219
Inter-segment revenue	–	–	55	–	20	(75)	–
Total revenue[a]	**13,224**	**14,537**	**18,593**	**9,895**	**9,278**	**426**	**65,953**
Underlying EBITDA[b]	**8,910**	**6,885**	**12,113**	**1,480**	**915**	**5**	**30,308**
Depreciation and amortisation	(3,068)	(1,197)	(917)	(885)	(772)	(192)	(7,031)
Impairment (losses)/reversals	(206)	(49)	(87)	–	15	(20)	(347)
Underlying EBIT[b]	**5,636**	**5,639**	**11,109**	**595**	**158**	**(207)**	**22,930**
Comprising:							
Group production	5,616	5,181	10,565	410	120	(231)	21,661
Third party products	11	3	31	44	38	–	127
Share of operating profit of equity accounted investments	9	455	513	141	–	24	1,142
Underlying EBIT[b]	**5,636**	**5,639**	**11,109**	**595**	**158**	**(207)**	**22,930**
Net finance costs[c]							(1,276)
Exceptional items[d]							(1,928)
Profit before taxation							**19,726**
Capital expenditure	**7,675**	**3,930**	**5,979**	**3,626**	**893**	**140**	**22,243**
Investments accounted for using the equity method[e]	**130**	**1,351**	**1,044**	**1,150**	**–**	**–**	**3,675**
Total assets[e]	**44,383**	**22,623**	**25,877**	**17,568**	**12,092**	**16,635**	**139,178**
Total liabilities[e]	**6,858**	**2,549**	**3,751**	**4,343**	**3,283**	**43,103**	**63,887**

42

BHP Billiton Results for the year ended 30 June 2014

1. Segment reporting (continued)

Year ended 30 June 2012 US$M	Petroleum and Potash	Copper	Iron Ore	Coal	Aluminium, Manganese and Nickel	Group and unallocated items/ eliminations[(f)]	BHP Billiton Group
Revenue							
Group production	12,617	13,090	20,171	11,638	8,334	706	66,556
Third party products	230	463	86	856	1,563	310	3,508
Rendering of services	86	–	309	18	–	–	413
Inter-segment revenue	–	–	39	–	14	(53)	–
Total revenue[(a)]	**12,933**	**13,553**	**20,605**	**12,512**	**9,911**	**963**	**70,477**
Underlying EBITDA[(b)]	**9,097**	**6,203**	**14,815**	**3,340**	**809**	**353**	**34,617**
Depreciation and amortisation	(3,045)	(960)	(771)	(730)	(811)	(114)	(6,431)
Impairment (losses)/reversals	(19)	70	–	2	(22)	(131)	(100)
Underlying EBIT[(b)]	**6,033**	**5,313**	**14,044**	**2,612**	**(24)**	**108**	**28,086**
Comprising:							
Group production	6,023	4,800	13,104	2,195	(43)	4	26,083
Third party products	3	(9)	31	90	19	–	134
Share of operating profit of equity accounted investments	7	522	909	327	–	104	1,869
Underlying EBIT[(b)]	**6,033**	**5,313**	**14,044**	**2,612**	**(24)**	**108**	**28,086**
Net finance costs[(c)]							(668)
Exceptional items[(d)]							(3,486)
Profit before taxation							**23,932**
Capital expenditure	**5,573**	**3,518**	**4,458**	**3,103**	**1,941**	**44**	**18,637**
Investments accounted for using the equity method[(e)]	**129**	**1,073**	**876**	**1,103**	**–**	**–**	**3,181**
Total assets[(e)]	**39,937**	**20,417**	**21,214**	**15,635**	**16,759**	**15,239**	**129,201**
Total liabilities[(e)]	**6,354**	**3,696**	**3,839**	**4,972**	**3,632**	**37,393**	**59,886**

(a) Revenue not attributable to reportable segments comprises the sale of freight and fuel to third parties, as well as revenues from unallocated operations described in footnote (f).

(b) Underlying EBIT is earnings before net finance costs, taxation and any exceptional items. Underlying EBIT is reported net of net finance costs and taxation associated with equity accounted investments. Underlying EBITDA is Underlying EBIT before depreciation, impairments and amortisation.

(c) Refer to note 4 Net finance costs.

(d) Refer to note 2 Exceptional items.

(e) Total segment assets and liabilities of businesses represent operating assets and operating liabilities including the carrying value of equity accounted investments and predominantly excludes cash balances, interest bearing liabilities and deferred tax balances. The carrying value of investments accounted for using the equity method represents the balance of the Group's investment in equity accounted investments, with no adjustment for any cash balances, interest bearing liabilities and deferred tax balances of the associate.

(f) Includes the Group's diamonds business (divested effective 10 April 2013), interest in titanium minerals (divested effective 3 September 2012), non-Potash corporate costs incurred by the former Diamonds and Specialty Products business, consolidation adjustments and unallocated items.

43

Financial Information

2. Exceptional items

Year ended 30 June 2014	Gross US$M	Tax US$M	Net US$M
Exceptional items by category			
Sale of Pinto Valley	551	(166)	385
	551	**(166)**	**385**

Sale of Pinto Valley:

On 11 October 2013, the Group announced it had completed the sale of its Pinto Valley mining operation for cash consideration of US$653 million, after working capital adjustments. A gain on sale of US$385 million (after tax expense) was recognised in the year ended 30 June 2014.

Year ended 30 June 2013	Gross US$M	Tax US$M	Net US$M
Exceptional items by category			
Sale of Yeelirrie uranium deposit	420	–	420
Sale of Richards Bay Minerals	1,212	(183)	1,029
Sale of diamonds business	(97)	(42)	(139)
Sale of East and West Browse Joint Ventures	1,539	(188)	1,351
Impairment of Nickel West assets	(1,698)	454	(1,244)
Impairment of Worsley assets	(2,190)	559	(1,631)
Impairment of Permian Basin assets	(266)	99	(167)
Other impairments arising from capital project review	(1,006)	291	(715)
Newcastle steelworks rehabilitation	158	(47)	111
	(1,928)	943	(985)

Sale of Yeelirrie uranium deposit:

On 27 August 2012, the Group announced the sale of its wholly owned Yeelirrie uranium deposit and the transaction was completed on 19 December 2012. A gain on sale of US$420 million was recognised in the year ended 30 June 2013, while the associated tax expense was offset by the recognition of deferred tax benefits on available tax losses.

Sale of Richards Bay Minerals:

On 7 September 2012, the Group announced it had completed the sale of its 37.76 per cent effective interest in Richards Bay Minerals. A gain on sale of US$1,029 million (after tax expense) was recognised in the year ended 30 June 2013.

Sale of diamonds business:

On 13 November 2012, the Group announced the sale of its diamonds business, comprising its interests in the EKATI Diamond Mine and Diamond Marketing operations. The transaction was completed on 10 April 2013 for an aggregate cash consideration of US$553 million (after adjustments). An impairment charge of US$139 million (after tax expense) was recognised based on the final consideration.

Sale of East and West Browse Joint Ventures:

On 12 December 2012, the Group signed a definitive agreement to sell its 8.33 per cent interest in the East Browse Joint Venture and 20 per cent interest in the West Browse Joint Venture. A gain on sale of US$1,539 million was recognised in the year ended 30 June 2013. The associated tax expense of US$462 million was partly offset by the recognition of deferred tax benefits on available tax losses of US$274 million. The transaction was completed on 7 June 2013.

44

BHP Billiton Results for the year ended 30 June 2014

2. Exceptional items (continued)

Impairment of Nickel West assets:

As a result of expected continued strength in the Australian dollar and weak nickel prices the Group recognised an impairment charge of US$1,244 million (after tax benefit) in the year ended 30 June 2013.

Impairment of Worsley assets:

The Group recognised an impairment of assets at Worsley as a result of expected continued strength in the Australian dollar and weak alumina prices. A total impairment charge of US$1,631 million (after tax benefit) was recognised in the year ended 30 June 2013.

Impairment of Permian Basin assets:

An impairment charge of US$167 million (after tax benefit) was recognised as the performance of specific evaluation wells in certain areas of the Permian Basin (US) do not support economic development.

Other impairments arising from capital project review:

In the year ended 30 June 2013, WAIO refocused its attention on the capital efficient expansion opportunity that exists within the Port Hedland inner harbour and all early works associated with the outer harbour development option were suspended. This revision to the WAIO development sequence and the change in status of other minor capital projects across the Group has resulted in the recognition of impairment charges of US$639 million (after tax benefit) and other restructuring costs of US$76 million (after tax benefit) in the year ended 30 June 2013.

Newcastle steelworks rehabilitation:

The Group recognised a decrease of US$158 million (before tax expense) to its rehabilitation obligations in respect of former operations at the Newcastle steelworks (Australia). This followed the completion of the Hunter River Remediation Project and reaching agreement with the Environment Protection Authority in March 2013 regarding the necessary scope of work to repeal the Environmental Classification at Steel River.

Year ended 30 June 2012	Gross US$M	Tax US$M	Net US$M
Exceptional items by category			
Impairment of Fayetteville goodwill and other assets	(2,835)	996	(1,839)
Impairment of Nickel West goodwill and other assets	(449)	94	(355)
Suspension or early closure of operations and the change in status of specific projects[(a)]	(502)	108	(394)
Settlement of insurance claims[(a)]	300	(90)	210
Recognition of deferred tax assets on enactment of MRRT and PRRT extension legislation in Australia	–	637	637
	(3,486)	1,745	(1,741)

(a) Includes gross amounts attributable to non-controlling interest of US$(34) million (US$7 million tax expense).

Impairment of Fayetteville goodwill and other assets:

As a result of the fall in United States domestic gas prices and the Company's decision to adjust its development plans, the Group recognised impairments of goodwill and other assets in relation to its Fayetteville shale gas assets. A total impairment charge of US$1,839 million (after tax benefit) was recognised in the year ended 30 June 2012.

45

Financial Information

2. Exceptional items (continued)

Impairment of Nickel West goodwill and other assets:

The Group recognised impairments of goodwill and other assets at Nickel West as a result of the continued downturn in the nickel price and margin deterioration. A total impairment charge of US$355 million (after tax benefit) was recognised in the year ended 30 June 2012.

Suspension or early closure of operations and the change in status of specific projects:

As part of our regular portfolio review, various operations and projects around the Group were either suspended, closed early or changed in status. These included: the change in status of the Olympic Dam expansion project; the temporary suspension of production at TEMCO and the permanent closure of the Metalloys South Plant in South Africa; the indefinite cessation of production at Norwich Park; and the suspension of other minor capital projects. As a result, impairment charges of US$338 million (after tax benefit), idle capacity costs and inventory write-down of US$28 million (after tax benefit) and other restructuring costs of US$28 million (after tax benefit) were recognised in the year ended 30 June 2012.

Settlement of insurance claims:

During 2008, extreme weather across the central Queensland coalfields affected production from the BHP Billiton Mitsubishi Alliance (BMA) and BHP Billiton Mitsui Coal (BMC) operations. The Group settled insurance claims in respect of the lost production and insurance claim income of US$210 million (after tax expense) was recognised in the year ended 30 June 2012.

Recognition of deferred tax assets on enactment of MRRT and PRRT extension legislation in Australia:

The Australian MRRT and PRRT extension legislation were enacted in March 2012. Under the legislation, the Group is entitled to a deduction against future Minerals Resource Rent Tax (MRRT) and Petroleum Resource Rent Tax (PRRT) liabilities based on the market value of its coal, iron ore and petroleum assets. A deferred tax asset, and an associated net income tax benefit of US$637 million, was recognised in the year ended 30 June 2012 to reflect the future deductibility of these market values for MRRT and PRRT purposes, to the extent they were considered recoverable.

3. Interests in associates and joint venture entities

Major shareholdings in associates and joint venture entities	Ownership interest at BHP Billiton Group reporting date[(a)]			Share of operating profit of equity accounted investments		
	30 June 2014 %	30 June 2013 %	30 June 2012 %	Year ended 30 June 2014 US$M	Year ended 30 June 2013 US$M	Year ended 30 June 2012 US$M
Carbones del Cerrejón LLC	**33.33**	33.33	33.33	**115**	117	294
Compañia Minera Antamina SA	**33.75**	33.75	33.75	**476**	531	614
Samarco Mineração SA	**50**	50	50	**607**	513	909
Other[(b)]				**(3)**	(19)	52
Total				**1,195**	1,142	1,869

(a) The ownership interest at the Group's and the associates and joint venture entities' reporting date are the same. When the annual financial reporting date is different to the Group's, financial information is obtained as at 30 June in order to report on a basis consistent with the Group's reporting date.

(b) Includes the Group's effective interest in the Newcastle Coal Infrastructure Group Pty Limited (ownership interest 35.5 per cent; 30 June 2013: 35.5 per cent; 30 June 2012: 35.5 per cent) and other immaterial equity accounted investments.

46

BHP Billiton Results for the year ended 30 June 2014

4. Net finance costs

	Year ended 30 June 2014 US$M	Year ended 30 June 2013 US$M	Year ended 30 June 2012 US$M
Financial expenses			
Interest on bank loans and overdrafts	**14**	13	19
Interest on all other borrowings[(a)]	**708**	965	641
Finance lease and hire purchase interest	**55**	11	37
Discounting on provisions and other liabilities	**475**	478	485
Net interest expense on post-retirement employee benefits	**22**	19	26
Interest capitalised[(b)]	**(182)**	(290)	(272)
Fair value change on hedged loans	**328**	(505)	345
Fair value change on hedging derivatives	**(292)**	489	(381)
Fair value change on non-hedging derivatives[(a)]	**101**	183	(11)
Exchange variations on net debt	**44**	21	(53)
	1,273	1,384	836
Financial income			
Interest income	**(97)**	(108)	(168)
	(97)	(108)	(168)
Net finance costs	**1,176**	1,276	668

(a) Interest on all other borrowings includes financial income of US$52 million of realised fair value changes on non-hedging derivatives used to manage interest rate exposures on debt securities (30 June 2013: expense of US$97 million; 30 June 2012: US$ nil). The fair value change on non-hedging derivatives includes only the unrealised fair value changes on similar instruments. The total fair value changes on non-hedging derivatives amounted to an expense of US$49 million (30 June 2013: expense of US$280 million; 30 June 2012: gain of US$11 million).

(b) Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average interest rate on such borrowings. For the year ended 30 June 2014, the capitalisation rate was 1.82 per cent (30 June 2013: 2.24 per cent; 30 June 2012: 2.83 per cent).

5. Taxation

	Year ended 30 June 2014 US$M	Year ended 30 June 2013 US$M	Year ended 30 June 2012 US$M
Taxation expense attributed to geographical jurisdiction:			
UK taxation (benefit)/expense	**(44)**	84	(70)
Australian taxation expense	**4,871**	4,512	5,837
Overseas taxation expense	**2,185**	2,310	1,548
Total taxation expense[(a)]	**7,012**	6,906	7,315

	Year ended 30 June 2014 US$M	Year ended 30 June 2013 US$M	Year ended 30 June 2012 US$M
Total taxation expense comprises:			
Income tax expense			
Income tax expense	**6,538**	5,714	7,053
	6,538	5,714	7,053
Total Royalty-related taxation (net of income tax benefit)[(b)]			
Minerals Resource Rent Tax (benefit)/expense	**(238)**	321	(494)
Other royalty-related taxation expense	**712**	871	756
	474	1,192	262
Total taxation expense	**7,012**	6,906	7,315

47

Financial Information

5. Taxation (continued)

(a) Total taxation expense including royalty-related taxation, exceptional items and exchange rate movements, was US$7,012 million, representing an effective tax rate of 31.5 per cent (30 June 2013: 35.0 per cent; 30 June 2012: 30.6 per cent). Exchange rate movements decreased taxation expense by US$24 million, representing a decrease in the effective tax rate of 0.1 per cent (30 June 2013: increase of US$245 million and 1.2 per cent; 30 June 2012: increase of US$347 million and 1.4 per cent). Exceptional items, as described in note 2, increased taxation expense by US$166 million (30 June 2013: decrease of US$943 million; 30 June 2012: decrease of US$1,745 million).

(b) Government imposed royalty arrangements calculated by reference to profits, including MRRT, are reported as royalty-related taxation. Total royalty-related taxation increased taxation expense by US$474 million resulting in an increase in the effective tax rate of 2.1 per cent (30 June 2013: increase of US$1,192 million and 6.0 per cent; 30 June 2012: increase of US$262 million and 1.1 per cent). The MRRT reduced taxation expense by US$238 million in the June 2014 financial year (30 June 2013: increase of US$321 million; 30 June 2012: decrease of US$494 million). This included US$170 million due to the remeasurement of deferred tax assets associated with the MRRT (30 June 2013: increase of US$207 million; 30 June 2012: initial recognition of deferred tax assets of US$494 million).

6. Earnings per share

	Year ended 30 June 2014	Year ended 30 June 2013	Year ended 30 June 2012
Basic earnings per ordinary share (cents)	**260.0**	210.9	290.7
Diluted earnings per ordinary share (cents)	**259.1**	210.2	289.4
Basic earnings per American Depositary Share (ADS) (cents)[(a)]	**520.0**	421.8	581.4
Diluted earnings per American Depositary Share (ADS) (cents)[(a)]	**518.2**	420.4	578.8
Basic earnings (US$M)	**13,832**	11,223	15,473
Diluted earnings (US$M)	**13,832**	11,223	15,473

(a) Each American Depositary Share represents two ordinary shares.

The weighted average number of shares used for the purposes of calculating diluted earnings per share reconciles to the number used to calculate basic earnings per share as follows:

	Year ended 30 June 2014 Million	Year ended 30 June 2013 Million	Year ended 30 June 2012 Million
Weighted average number of shares			
Basic earnings per ordinary share denominator	**5,321**	5,322	5,323
Shares and options contingently issuable under employee share ownership plans	**17**	18	23
Diluted earnings per ordinary share denominator	**5,338**	5,340	5,346

7. Dividends

	Year ended 30 June 2014 US$M	Year ended 30 June 2013 US$M	Year ended 30 June 2012 US$M
Dividends paid/payable during the period			
BHP Billiton Limited	**3,793**	3,662	3,559
BHP Billiton Plc – Ordinary shares	**2,483**	2,404	2,335
– Preference shares[(a)]	**–**	–	–
	6,276	6,066	5,894
Dividends determined in respect of the period			
BHP Billiton Limited	**3,887**	3,721	3,621
BHP Billiton Plc – Ordinary shares	**2,555**	2,446	2,376
– Preference shares[(a)]	**–**	–	–
	6,442	6,167	5,997

(a) 5.5 per cent dividend on 50,000 preference shares of £1 each determined and paid annually (30 June 2013: 5.5 per cent; 30 June 2012: 5.5 per cent).

48

BHP Billiton Results for the year ended 30 June 2014

7. Dividends (continued)

	Year ended 30 June 2014 US cents	Year ended 30 June 2013 US cents	Year ended 30 June 2012 US cents
Dividends paid during the period (per share)			
Prior year final dividend	**59.0**	57.0	55.0
Interim dividend	**59.0**	57.0	55.0
	118.0	114.0	110.0
Dividends determined in respect of the period (per share)			
Interim dividend	**59.0**	57.0	55.0
Final dividend	**62.0**	59.0	57.0
	121.0	116.0	112.0

Dividends are determined after period end in the announcement of the results for the period. Interim dividends are determined in February and paid in March. Final dividends are determined in August and paid in September. Dividends determined are not recorded as a liability at the end of the period to which they relate. Subsequent to year end, on 19 August 2014, BHP Billiton determined a final dividend of 62.0 US cents per share (US$3,301 million), which will be paid on 23 September 2014 (30 June 2013: final dividend of 59.0 US cents per share – US$3,147 million; 30 June 2012: final dividend of 57.0 US cents per share – US$3,049 million).

BHP Billiton Limited dividends for all periods presented are, or will be, fully franked based on a tax rate of 30 per cent.

	2014 US$M	2013 US$M	2012 US$M
Franking credits as at 30 June	**13,419**	10,516	7,494
Franking (debits)/credits arising from the (refund)/payment of current tax	**(29)**	824	2,547
Total franking credits available[(b)]	**13,390**	11,340	10,041

(b) The payment of the final 2014 dividend determined after 30 June 2014 will reduce the franking account balance by US$853 million.

8. Impact of new accounting standards and change in policies

Comparative financial information for the years ended 30 June 2013 and 30 June 2012 has been restated for the effects of new accounting standards and interpretations which are effective in the financial year commencing from 1 July 2013 relating to:

- IFRS 10/AASB 10 'Consolidated Financial Statements' which is a replacement of IAS 27/AASB 127 'Consolidated and Separate Financial Statements';
- IFRS 11/AASB 11 'Joint Arrangements' which is a replacement of IAS 31/AASB 131 'Joint Ventures';
- IAS 28 'Investments in Associates and Joint Ventures' which is a replacement of IAS 28 'Accounting for Investments in Associates';
- IFRIC 20 'Stripping Costs in the Production Phase of a Surface Mine';
- IFRS 13/AASB 13 'Fair Value Measurement'; and
- Amendments to IAS 19/AASB 119 'Employee Benefits'.

The Group has also changed its Exploration and Evaluation Expenditure policy from 1 July 2013 such that all acquisitions of exploration leases are classified as intangible exploration assets or tangible exploration assets based on the nature of the assets acquired.

For further detail of the nature and the impact of these changes, on comparative financial information, refer to the Financial Report for the half year ended 31 December 2013.

49

Financial Information
9. Subsequent events
The Group announced on 19 August 2014 that it plans to demerge a selection of its aluminium, coal, nickel, silver and manganese assets to create an independent metals and mining company. This includes BHP Billiton’s interests in its integrated Aluminium business, Manganese business and the Cerro Matoso nickel operation, Energy Coal South Africa, Illawarra metallurgical coal and the Cannington silver-lead-zinc mine.
It is intended that the new company would be listed on the Australian Securities Exchange with a secondary listing on the Johannesburg Stock Exchange. A final Board decision will only be made once the necessary government, taxation, regulatory and other third party approvals are secured on satisfactory terms. Once the necessary approvals are in place, shareholders will have the opportunity to vote on the proposed demerger.
As numerous steps are required to enable the demerger to proceed, the relevant businesses have not been classified as held for sale or distribution as at 30 June 2014. Subject to final Board approval to proceed, shareholder approval and the receipt of satisfactory third party approvals, the demerger is expected to be completed in the first half of the 2015 calendar year.
Summarised financial information as at 30 June 2014 and for the year ended 30 June 2014 of the businesses included in the proposed demerger is provided below:
Year ended 30 June 2014 US$M
Current assets 2,860
Non-current assets 14,619
Current liabilities 1,897
Non-current liabilities 3,950
Net assets 11,632
Attributable to non-controlling interests 867
Attributable to members of BHP Billiton Group 10,765
Revenue 10,444
Depreciation and amortisation 1,303
Profit before interest and taxation 764
Net operating cash inflows 1,658
Net investing cash outflows 700
Transaction costs incurred 45
The demerger will be recognised as a reduction in equity at the fair value of the shares in the demerged company distributed to shareholders. A gain or loss will arise on the difference between the fair value of those shares and the net assets of the demerged businesses determined at the date of the demerger, which will include the fair value step-up on the Manganese business described below, less any transaction costs. Transaction costs will mainly comprise stamp duty, professional fees and separation and establishment costs.
In contemplation of the proposed demerger, BHP Billiton and Anglo American have agreed to make certain changes to the agreement which governs their interests in the Manganese business. BHP Billiton manages and owns 60 per cent of the Manganese business with Anglo American owning the remaining 40 per cent.
Subject to obtaining the required approvals for the agreement, the changes will result in BHP Billiton and Anglo American agreeing to share joint control of the Manganese business. BHP Billiton will discontinue consolidation of the Manganese business and account for its 60 per cent interest as an equity accounted joint venture. BHP Billiton will therefore derecognise the existing carrying amounts of all assets, liabilities and the non-controlling interest in the Manganese business attributed to Anglo American and initially record its retained 60 per cent interest at fair value. The remeasurement at fair value will give rise to an estimated gain of approximately US$2 billion.

BHP Billiton Results for the year ended 30 June 2014
9. Subsequent events (continued)
Other than the matters outlined above or elsewhere in this news release, no matters or circumstances have arisen since the end of the financial year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the Group in subsequent accounting periods.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: August 19, 2014	By:	/s/ Nicole Duncan
	Name:	Nicole Duncan
	Title:	Company Secretary